SHIN CORPORATION

03037415

November 11, 2003

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 14 2003
WASH. D.C. 181

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

- **Stock Exchange of Thailand Filing, SH 097/2003**
  - Subject: Submission of reviewed financial statements of the third quarter of 2003
  - Date: November 11, 2003
- **Stock Exchange of Thailand Filing, SH 098/2003**
  - Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2003 in relation to Investment in Low Cost Airline Business
  - Date: November 11, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

dlw 11/17

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date November 11, 2003**

SH 097/2003

November 11, 2003

Subject : Submission of reviewed financial statements of the third quarter of 2003

To : The President
The Stock Exchange of Thailand

Enclosure : 1. A copy of the financial statements and auditor's report of the third quarter of 2003.
2. Report on Summarizing operating Results of the Company (Form F45-3)
3. Management Discussion and Analysis

The Board of Directors' Meeting of Shin Corporation Public Company Limited (the Company) No. 5/2003, held on November 10, 2003, at 2.00 p.m. approved the balance sheets, statements of income, and cash flow statements of the third quarter of 2003 ended of September 30, 2003. The Company would like to submit the financial statements of the third quarter of 2003 including an explanation of the operating results.

The Company reported the net profit of the third quarter of 2003 of Baht 2,096 million, which increased by Baht 885 million or 73 percent from Baht 1,211 million of the net profit of the third quarter of 2002. The main reasons are as follows:

1. Other income increased by Baht 78 million from Baht 14 million in the third quarter of 2002 to Baht 91 million in the third quarter of 2003 because the company realized gain on dilution from investment in ADVANC and ITV of Baht 75 million in this quarter. This was due to ADVANC and ITV increased their share capital for the exercise of warrants resulted by the dilution in the Company's ownership. The details are as follows:
   - Gain on dilution from investment in Advanced Info service Public Company Limited (ADVANC) of Baht 32 million resulted by the Company's ownership diluted from 43.09 percent to 43.05 percent
   - Gain on dilution from invested in ITV Public Company Limited (ITV) of Baht 43 million resulted by the Company's ownership diluted from 55.53 percent to 53.22 percent.

2. The share of net results from subsidiaries, joint ventures, and associates increased by Baht 758 million, from Baht 1,303 million in the third quarter of 2002 to Baht 2,060 million in the third Quarter of 2003. The details are as follows.

| Company | Quarter 3/2003 (Baht Million) | Quarter 3/2002 (Baht Million) | Percent of Change |
|---|---|---|---|
| Advanced Info Service Plc. | 2,078 | 1,259 | 65.05 |
| Shin Satellite Plc. | 102 | 179 | (43.02) |
| | (119) | (144) | 17.36 |
| | (1) | 9 | (111.11) |
| Total | 2,060 | 1,303 | 58.10 |

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date November 11, 2003**

---

SH 098/2003

November 11, 2003

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2003 in relation to Investment in Low Cost Airline Business.

To: The President
The Stock Exchange of Thailand

The Board of Directors of Shin Corporation Public Company Limited No. 5/2003 held on November 10, 2003 at 2.00 p.m. at the Meeting Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 has resolved on the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2003 held on August 8, 2003.
2. Acknowledged and agreed on the investment in AirAsia Aviation Co., Ltd. (AAA) which operates low cost airline business as the following details:

| | |
|---|---|
| **The parties involve** | (1) Shin Corporation Public Company Limited (SHIN) ;<br>(2) AA International Company Limited (AAI) (which is a group of companies of AirAsia Sdn Bhd, Malaysia) ; and<br>(3) AirAsia Aviation Co., Ltd. (AAA).<br><br>SHIN does not relate to the other companies. |
| **The general characteristics of the transaction** | To invest by way of purchasing of ordinary shares of AAA at the amount of not more than Baht 250 million.<br>The size of the transaction is not considered being the acquisition and disposition of assets of listed companies. |
| **The detail of the investment** | |
| *The company name* | AirAsia Aviation Co., Ltd. |
| *The nature of its business* | To carry on low cost airline business. |
| *Registered and paid-up capital after the investment* | Not less than Baht 400 million (Baht Four Hundred million). |
| *Number of shares of the investment* | Not less than 20 million (Twenty million) shares |
| *The amount of investment* | Not more than Baht 250 million (Baht Two Hundred |

| | |
|---|---|
| *The basis used to determine the value of the consideration* | At par value of Baht 10 per share, plus pre-operating cost - approximately Baht 2 million. |
| *Proportion of share holding before the investment* | -None- |
| *Proportion of share holding after the investment* | Not less than 50 percent of the paid-up capital of AAA. |
| *Major shareholders* | SHIN shall hold not less than 50 percent of the paid-up capital of AAA.<br>AAI shall hold not more than 49 percent of the paid up of AAA. |
| **The Purpose of investment** | To diversify the Company's business into the potential and high growth business as well as to increase earnings of the Company in new business. |
| **The Source of funds** | Working capital |

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**Date November 11, 2003**

### *Management's Discussion and Analysis: SHIN*

## General Information

SHIN is a holding company which mainly invested in telecommunications, satellite, and media business. ADVANC, being its main principle investment (43.05% stake), is not accounted for a consolidation method but an equity method. For the analytical review purposes, the Company analyses operational result and financial position separately in the Company only and each of the significant investments.

## Overview

*Paid out dividend for 2002 and 1H03*

In the nine-month 2003, SHIN recompensed its shareholder by paying annual dividend and interim dividend to its shareholders by using dividend from its subsidiaries and associate particularly from ADVANC. Internal reserves are effectively appropriated for a certain portion of the sinking fund (for debenture plus interest repayment which is due in 2007) and strategic investments. Detail of dividend as follows:

| | | | **Unit: Baht million** |
|---|---|---|---|
| **Source** | **For period** | **Baht / share** | **Amount** |
| Dividend received | | | |
| Annual dividend | | | |
| • ADVANC | 2002 | 1.55 | 1,959 |
| • Others | 2002 | | 155 |
| Interim dividend | | | |
| • ADVANC | 1H03 | 2.00 | 2,527 |
| **Total dividend received** | | | **4,641** |
| Dividend paid | | | |
| Annual dividend | 2002 | 0.50 | 1,467 |
| Interim dividend | 1H03 | 0.75 | 2,202 |
| **Total dividend paid** | | | **3,669** |
| **Net dividend received** | | | **972** |

*Recording gain on dilution from ADVANC and ITV in 3Q03*

As a result of the exercise of warrant of ADVANC and ITV, SHIN' s ownership of ADVANC diluted from 43.09% to 43.05% and of ITV diluted from 55.53% to 53.22%. SHIN realised gains on dilution of its ownership in ADVANC and ITV in the amount of Baht 32.57 million and Baht 42.76 million, respectively. The dilution

*An Investment in a Low Cost Airline Business.*

On 10 November 2003, the Board of Directors of SHIN agreed to acquire an investment in AirAsia Aviation Company Limited, which operates a low cost airline, of an amount not exceeding Baht 250 million. SHIN will hold this investment at not less than 50% of issued and paid-up share capital in order to diversify its business into other business that have potential and high growth as well as to increase potential earning of SHIN in new businesses.

*Value of investment increased in the amount of Baht 2,400 million*

At the end of 3Q03, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) increased by Baht 2,400 million (net of dividend received of Baht 4,641 million) to Baht 31,346 million from Baht 28,946 million at year-end 31 December 2002. ADVANC, the cellular provider, was the main value added to the share of net results.

*Table 1: Investment value*

Unit: Baht million

| | **Investment portion (%)** | | **Investment value** | | | |
|---|---|---|---|---|---|---|
| | **30 Sep 2003** | **31 Dec 2002** | **30 Sep 2003** | **%** | **31 Dec 2002** | **%** |
| ADVANC | 43.05 | 43.09 | 24,546 | *78.3* | 22,736 | *78.5* |
| SATTEL | 51.53 | 51.53 | 4,287 | *13.7* | 3,128 | *10.8* |
| ITV | 53.22 | 55.53 | 2,176 | *6.9* | 2,513 | *8.7* |
| Others | | | 337 | *1.1* | 569 | *2.0* |
| Total investment value | | | 31,346 | *100.0* | 28,946 | *100.0* |

*Table 2: Share of Net Result*

Unit: Baht million

| | **3Q03** | | **2Q03** | | **3Q02** | | ***% inc (dec.)*** | |
|---|---|---|---|---|---|---|---|---|
| | **% Held** | **Share of net profit (loss)** | **% Held** | **Share of net profit (loss)** | **% Held** | **Share of net profit (loss)** | ***Compare to 2Q03*** | ***Compare to 3Q02*** |
| ADVANC | 43.05 | 2,078 | 43.09 | 2,204 | 43.09 | 1,259 | *(5.7)* | *(65.0)* |
| SATTEL | 51.53 | 102 | 51.53 | 129 | 51.53 | 179 | *(20.9)* | *(43.0)* |
| ITV | 53.22 | (119) | 55.53 | (121) | 55.53 | (144) | *1.6* | *17.4* |
| OTHERS | | (1) | | (31) | | 9 | *96.7* | *(111.1)* |
| Total | | 2,060 | | 2,181 | | 1,303 | *(5.5)* | *58.1* |

## Business Summary

***Wireless Communications Business***

*Total subscribers up 30% from the same period last year*

As of the end of the third quarter of 2003, ADVANC and its subsidiaries retained a total of 12,709,000 mobile phone subscribers, comprising of 2,163,000 for the postpaid GSM Advance and GSM 1800, and 10,546,000 for the prepaid One-2-Call!, programs. The subscriber base grew 445,800, or 3.6%, from 2Q03 and grew 2,957,000, or 30.3% from 3Q02.

***Satellite and International Business***

***Satellite Communication and Related Business***

*Growth of iPSTAR terminal sold*

iPSTAR's first generation service is growing, especially in Thailand, Myanmar and Cambodia as a number of user terminals sold rose over that of 2Q03. The construction of iPSTAR is on schedule since 90% of the major units has been completed.

***Internet***

*Internet business still growing*

Internet business continues to grow due to the success of merger between CS Communications and Loxley Information Services reinforces efficient Internet Service Provider (ISP) in the country. Cambodia Shinawatra (Camshin) started its first service of internet in Cambodia under the brand name "Camnet". Also, the existing internet service in Laos PDR was growing well. The development of telecommunications systems in both Laos PDR and Cambodia will eventually boost up the internet demand in the future.

***Media and Advertising Business***

*ITV's programs restructuring help reduce costs and expand viewers' base*

In 3Q03, ITV has restructured program schedule during the prime time aiming to serve viewers in each period and also expand viewers' base. This will reduce relatively to the cost of production since the outside producers have been responsible for production costs. Revenue from advertising is shared between the program producers and ITV based on time-sharing basis.

## Operating Results

*Table 3: SHIN' s selected financial information (the Company only)*

Unit: Baht million

| | 3Q03 | % Change QoQ | % Change YoY | 9 mths 03 | % Change YoY |
|---|---|---|---|---|---|
| Net profit | 2,096 | (43.7%) | 73.2% | 7,782 | 110.6% |
| Other income | 91 | (94.3%) | 550.0% | 1,700 | 401.5% |
| Share of net result | 2,061 | (5.5%) | 58.2% | 6,231 | 78.4% |
| EPS (Baht) | 0.71 | (44.1%) | 73.2% | 2.65 | 110.3% |

***Net profit***

*In 3Q03, SHIN's net profit 43.7% decreased from Baht 3,720 million in 2Q03 to Baht 2,096 million, but 73.2% increase from Baht 1,210 million in 3Q02. However,*

*the nine-month 2003 net profit increased 110.6% from the nine-month 2002 of Baht 3,696 million to Baht 7,782 million. This is mainly due to*

***Other Income***

*Other income in 3Q03 dropped 94.3% from Baht 1,600 million in 2Q03 to Baht 91 million in 3Q03. This drop was mainly from other income of 2Q03 included a non recurring income from the reversal of provision on liabilities and charges for the loan guarantee in the amount of Baht 1,549 million which SHIN no longer has any obligations. While in 3Q03, SHIN recorded gain on dilution from ADVANC and ITV in the total amount of Baht 75.3 million, resulting to 550% increased from Baht 14 million in 3Q02. According to the aforesaid reversal of provision, other income for nine-month 2003 grew 401.5% from Baht 339 million to Baht 1,700 million.*

***Share of Net Results from investments***

*The share of net results from subsidiaries, joint ventures, and associates of 3Q03 slight decreased 5.5% from Baht 2,181 million in 2Q03 to Baht 2,061 million in 3Q03. The share of net results of 3Q03 increased 58.2% from Baht 1,303 million in the 3Q02. The nine-month 2003, share of net results was 78.4% increased from Baht 3,492 million in the nine-month 2002 to Baht 6,231 million. The main reasons were as follow:*

*ADVANC is the major contribution*

**ADVANC:** The share of net profit from ADVANC 5.7% decreased slightly from Baht 2,204 million in 2Q03 to Baht 2,078 million in 3Q03. However, ADVANC contributed 65.0% increased from Baht 1,259 million in 3Q02 and the year to date of the share of net profit jump 90.2% from Baht 3,293 million in the nine-month 2002 to Baht 6,264 million in the nine-month 2003. These increased were primarily driven by the growth in ADVANC' s net profit in correspond to subscribers increased, specifically in prepaid One-2-Call!, despite of the bad debt reduction in nine-month 2003. (See more detail in MD&A of ADVANC page 5-10)

**SATTEL:** The share of net profit from SATTEL 20.9% dropped from Baht 129 million in 2Q03 to Baht 102 million in 3Q03, due to the decrease in revenue together with an increased in the cost of providing services. Also 43.0% dropped from Baht 179 million in 3Q02 due to the increased in cost of sales and services and higher imposition of corporate tax. The share of net profit in the nine-month period ended 2003 dropped 29.9% from Baht 585 million to Baht 410 million mainly from the income tax of 2003 has substantially increased due to the end of its losses carried forward in 2002. (See more details in MD&A of SATTEL page 10-15)

**ITV:** In 3Q03, the share of net loss from ITV was Baht 119 million improved slightly 1.6% from a loss of Baht 121 million in 2Q03 and 17.4% from a loss of Baht 144 million in 3Q02 as a result from program restructuring during 3Q03. The restructuring impacted ITV 's cost of production to reduce since the outside program producers are responsible for production costs. Share of net loss from ITV decreased from the nine-month 2002 by 5.7% or from a loss of Baht 403 million to a loss of Baht 380 million in the nine-month 2003. This was because SHIN hold more portion of investment in early of 2002. (See more details in MD&A of ITV page 15-18)

## Financial Position

*Equity base still strong*

SHIN' s net assets (net of liabilities) or shareholders' equity increased by Baht 4,072 million, from Baht 26,691 million at 31 December 2002 to Baht 30,763 million at 30 September 2003. This was primarily from the net increasing in value of investments in the amount of Baht 2,400 million (net of dividend received of Baht 4,641 million), of which mainly increased from share of net results and acquired ordinary shares of SATTEL from Merry (a 100% subsidiary) in order to directly hold 51.53% in SATTEL. Also cash and short-term investment increased by Baht 1,376 million which was mainly resulted from dividend received from subsidiaries and an associate net of dividend paid to shareholders. Furthermore, a result of releasing the provision for loan guarantee in the amount of Baht 1,549 million, even thought a slight decreased in SHIN' s net assets from a receipt of loan to related parties in the amount of Baht 1,132 million.

### *Cash Flow*

SHIN had cash inflow from operating activities in the amount of Baht 285 million for the nine-month 2003 while, the nine-month 2002, SHIN had cash inflow of Baht 127 million. This increased was mainly due to a last receipt from an account receivable of telecom project.

SHIN had cash inflow from investing activities in the amount of Baht 5,057 million from major activities as follow:

- Proceed from dividend received from subsidiaries and an associate of Baht 4,641 million.
- Received from loan and advances to related company of Baht 1,676 million.
- Cash paid to acquire ordinary shares of SATTEL from Merry in the amount of Baht 1,544 million.

SHIN had cash outflow from financing in the amount of Baht 3,659 million mainly from the dividend payment to its shareholders.

### *Capital Structure and Liquidity*

*Liquidity ratio and D/E ratio improve significantly*

SHIN's liquidity ratio rose sharply to 9.96x at 30 September 2003, from 1.44x at 31 December 2002, due to the releasing the provision of loan guarantee in the amount of Baht 1,549 million.

The debt to equity ratio improved to 0.12x at 30 September 2003, from 0.19x at 31 December 2002 as a result of the growth in equity which was generated from operating results and the releasing the provision of loan guarantee.

## Advance Info Public Company Limited and Subsidiaries

## Overview

*Net Profit rose 65% compared to 3Q02 due to strong subscriber growth but fell slightly from previous quarter due*

As of the end of the third quarter of 2003, the Company and its subsidiaries (the Group) retained a total of 12,709,000 mobile phone subscribers, comprising of 2,163,000 for the postpaid GSM Advance and GSM 1800, and 10,546,000 for the prepaid One-2-Call!, programs. The subscriber base grew 445,800, or 3.6%, from 2Q03 and 30.3% from 3Q02.

During 3Q03, the Company participated in several marketing activities to enhance

million, an increase of 65.0% compared to that in 3Q02, but fell 5.7% versus that in 2Q03.

## Operating Results

A decrease in postpaid subscribers and competition from new operators created a slight decline in subscriber market share for the Group from 62% in 2Q03 to 61% in 3Q03. A slowdown in mobile phone subscriptions also attributed to lower sales.

Table 1: Selected financial information

Amount in Million Baht

| | 3Q03 | % Change from 2Q03 | % Change from 3Q02 | 9M03 | %Change from 9M02 |
|---|---|---|---|---|---|
| Total Revenue | 21,766 | (3.8%) | 9.5% | 67,071 | 15.0% |
| Total Cost | 11,875 | (6.7%) | 6.2% | 37,211 | 15.6% |
| Gross Margin | 9,891 | (0.2%) | 13.6% | 29,861 | 14.1% |
| SG&A | 2,834 | 6.3% | (28.6%) | 8,543 | (22.1%) |
| Net Profit | 4,834 | (5.7%) | 65.0% | 14,566 | 90.1% |
| Earning per share (Baht) | 1.65 | | | 4.97 | |

### Total Revenue

Revenue of the Group decreased 3.8% from Baht 22,634 million in 2Q03 to Baht 21,766 million in 3Q03, but increased 9.5% compared to that in 3Q02. For the nine-month period of 2003, total revenue increased 15.0% to Baht 67,071 million as a result of:

**- Revenue from services and equipment rentals**

*Lower prepaid usage and fall in postpaid subscribers resulted in a slight decline in service revenues*

A 1.5% decline in services and equipment rentals revenue compared to that in the previous quarter mainly resulted from a smaller postpaid subscriber base and lower prepaid usage. Furthermore, subscriber additions slowed from previous quarters. Despite this, the Group continued to record significant subscriber growth, compared to that in the previous year because of prepaid service popularity. Revenue from the service increased 20.4% for the quarter and 23.9% over the nine-month period.

**- Revenue from sales**

*Sales decrease due to lower volume sales*

Revenue from mobile phone sales continued to decrease, stemming mainly from a reduction in volume sales. Revenue from sales fell 13.8% to Baht 3,645 million or 24.7% compare to that in 3Q02. Consequently, revenue over the nine-month period of 2003 decreased 12.2% to Baht 12,723 million.

### Total Cost

Total cost was Baht 11,875 million, or a 6.7% decrease from 2Q03, but an increase of 6.2% from 3Q02. For the nine-month period of 2003, the total cost is Baht 37,211 million, an increase of 15.6% for the year as a result of:

**- Cost of services and equipment rentals**

*Cost of services and equipment rentals decreased as a result of lower write-offs on spare parts*

The cost of services and equipment rentals was Baht 4,648 million, which decreased 3.1% from 2Q03. The company wrote off Baht 50 million worth of spare parts-network in 3Q03 attributable to technological obsolescence, compared to Baht 297 million in 2Q03 (and Baht 170 million in 1Q03). The amortization cost increased Baht 217 million from the previous quarter. The cost of services and equipment rentals increased 22.9% from 3Q02, and for the nine months in 2003, this cost increased 37.3% due mainly to increased amortization costs resulting from the expansion in the mobile service network.

**- Concession fees and excise taxes**

Concession fees and excise taxes decreased by 3.9% or Baht 4,512 million in 2Q03 to Baht 4,336 million in 3Q03 as a result of lower mobile service revenue. Compared to that in 3Q02, concession fees and excise taxes increased 16.6%. For the nine months of 2003, concession fees and excise taxes increased 17.9% from Baht 11,124 million to Baht 13,120 million, as revenue from mobile service also increased.

**- Cost of Sales**

Cost of sales decreased 15.4%, or Baht 3,418 million, in 2Q03 to Baht 2,890 million in 3Q03. Compared to 3Q02, sales costs decreased 21.5%, and for the nine months of 2003, sales costs decreased 7.7% due to a continual drop in handset sales.

The Group earned a gross profit of 20.7% from sales, as compared to a gross profit of 19.1% in previous quarter, mainly a function of lower average costs of mobile phones sales. Given lower volume sales, however, gross profit for the Group decreased compared to that in 3Q02 (23.9%). Gross profit for this nine- month period last year was 26.0%, while this year's nine-month period gross profit was 22.3%.

**Selling and Administrative expenses**

*Increase in marketing expense partly offset by a decrease in Bad Debt provision*

Total selling and administrative expenses (SG&A) were Baht 2,834 million or an increase of 6.3% from 2Q03. The increase mainly resulted from increased advertising and promotion expenditures (Baht 383 million), partially offset by a decrease in bad debt expense (Baht 187 million). SG&A expenses decreased Baht 1,133 million or 28.6% from that in 3Q02, and for the nine-month period of this year, they were significantly reduced from Baht 10,963 million to Baht 8,542 million, or 22.1%, as a result of:

1. For 3Q02, the Group had a marketing expense of Baht 528 million attributable to persuading NMT analog system customers to switch to the Digital GSM advance system.
2. Bad debt expense reduction of Baht 281 million and Baht 1,638 million for 3Q02 and 9M02, respectively.
3. For 3Q02, the Company had losses from unwinding a forward contract (Baht 106 million) and amortized premium expenses on forward contracts (Baht 131 million) for 9M02.
4. Lower staff costs in 3Q03 compared with that in 3Q02, as a result of staff incentive accruals of Baht 160 million based on corporate performance.
5. Mobile phone equipment write-off of Baht 294 million in the first quarter of this year.

## Income Tax

*Tax shield from a loss carry forward in a subsidiary was utilized*

Corporate income tax was Baht 1,792 million, an increased of 2% from 2Q03 as a result of:

1. Corporate income tax of a subsidiary resulting from tax shield on a loss carry forward that was fully utilized this year.
2. In 2Q03, Baht 251 million was adjusted in 2002 as the tax calculation method for scratch card transactions was changed from volume of usage to volume of sold in prepaid service.

Corporate income tax increased 18.3% in 3Q03 compared to that in 3Q02, mainly due to a sale on a subsidiary that accumulated a taxable loss of Baht 1,447 million last year to a third party by the Company.

## Net Profit

As mentioned above, net profit decreased Baht 291 million or 5.7% from 2Q03, but increased Baht 1,905 million, or 65.0%, from 3Q02. For the nine-months of 2003, net profit increased substantially by Baht 6,903 million or 90.1% for the year.

## Financial Position

### 1. Assets

*Total assets reduced by 2.4% from YE2002 due mainly to lower current assets*

As of 3Q03, total assets were Baht 123,061 million, which decreased by Baht 3,024 million, or 2.4% from YE02. Most asset categories saw decreases, excluding property and equipment, and assets under concession agreements.

Table 2: Asset categories

| | 30 September 2003 | | 31 December 2002 | |
|---|---|---|---|---|
| | Million Baht | % of Total Assets | Million Baht | %of Total Assets |
| Current Assets | 14,599 | 11.9% | 18,382 | 14.6% |
| Property and equipment, net | 11,561 | 9.4% | 9,747 | 7.7% |
| Assets under concession agreements, net | 80,115 | 65.1% | 79,795 | 63.3% |
| Other non current assets | 16,786 | 13.6% | 18,161 | 14.4% |

### Current Assets

As of 3Q03, current assets decreased by Baht 3,783 million or 20.6% from YE02 as a result of:

1. Decreases in accounts receivable-trade, net, mainly a result of lower GSM Advance and GSM 1800 subscriber numbers.
2. Advances to suppliers decreased by Baht 1,080 million from Baht 1,531 million to Baht 450 million due to completion of work on asset under concession agreements.
3. Other current assets decreased by approximately 1,200 million from Baht 2,754 million to Baht 1,556 million, primarily due to VAT receivable collection.

**Property and equipment, net**

During the year, the Company made an investment of about Baht 3,800 million in Prepaid Billing System IN (Intelligence Network) to support the expansion of the Prepaid subscriber base. Although the Company revised the estimated useful life of IN from 5 years to 3 years in 1Q03, property and equipment, net still increased by Baht 1,814 million or 18.6% from YE02.

**Asset under concession agreements, net**

Asset under concession agreements had increased from Baht 79,795 million at YE02 to Baht 80,115 million at 3Q03. It was caused by the investment in mobile service network to accommodate a larger customer base.

**Other non-current asset**

Other assets decreased by Baht 1,375 million mainly owing to the amortization of goodwill (Baht 875 million) and concession rights (Baht 341 million).

## 2. Liabilities

*Total liabilities decreased by Bt7,230m resulting from repayment of LT-debentures according to schedule*

As of 3Q03, total liabilities equaled to Baht 67,464 million, which decreased by Baht 7,380 million, or 9.9%, from YE02, mainly a result of Long Term debenture payments made according to schedule.

Table 3: Liabilities categories

| | 30 September 2003 | | 31 December 2002 | |
|---|---|---|---|---|
| | Million Baht | % of Total liabilities | Million Baht | % of Total liabilities |
| Other Current Liabilities | 13,030 | 19.3% | 16,086 | 21.5% |
| Concession right payable, accrued concession fee and excise tax[1] | 10,662 | 15.8% | 7,006 | 9.4% |
| Long-term borrowings and debentures, net[2] | 43,757 | 64.9% | 51,735 | 69.1% |
| Other non-current liabilities | 15 | 0.0% | 17 | 0.0% |

[1] Concession right payable, Accrued Concession fee and Excise Tax (Included Current-portion within 1 year and over 1 year)

[2] Long-term borrowings and debentures, net (Included current-portion within 1 year and over 1 year)

**Other current liabilities**

As of 3Q03, other current liabilities decreased by Baht 3,056 million, or 19.0%, from YE02 as a result of a decrease in accounts payable amounting to Baht 1,841 million, and a decrease in corporate tax payable amounting to Baht 2,183 million, partially offset by an increase in unearned income scratch card of about Baht 966 million.

**Concession right payable, accrued concession fee, and excise tax**

As of 3Q03, a total of Baht 10,662 million primarily resulted from:

1. The current-portion payable within 1 year was Baht 9,295 million, greater than Baht 4,821 million in YE02.
2. The portion over 1 year payable was Baht 1,367 million, less than Baht 1,165 million in YE02.

Given the concession agreements, the Company is required to pay TOT the minimum charges in October and additional amount in November, thus the year-end amount will be smaller.

**Long-term borrowings and debentures, net**

During the year, the Company made repayments of long term debentures and borrowings of Baht 7,000 million and of Baht 4,932 million, totaling Baht 11,932 million. One subsidiary made a new long-term borrowing of Baht 3,943 million as result of loan repackaging. As of 3Q03, total long-term debentures and borrowings equaled Baht 43,757 million, which consist of a Baht 5,272 million current portion within 1 year, and a Baht 38,485 million after 1 year.

### 3. Shareholders' Equities

*AIS paid Bt10,410m dividend so far in the first nine-month period*

As of 3Q03, total equity (Baht 55,597 million) increased by Baht 4,356 million over the quarter as a result of:

1. An increased of Baht 14,566 million in retained earnings derived from net profit.
2. The Company repurchased 0.38 million shares at an average price of Baht 33.08 per share. As of 3Q03, Company had repurchases amounted to 2.54 million shares at an average price of Baht 32.73 per share.
3. During the third quarter, the Company had an advance receipt of share subscriptions of 0.1 million shares totaling Baht 6 million for exercises of ESOP.
4. The Company paid dividends to shareholders totaling Baht 10,410 million (Baht 4,541 million at Baht 1.55 per share on May 23, 2003 and of Baht 5,869 million at Baht 2 per share on Sept 4, 2003).

### 4. Liquidity

During 2003, the Group recorded a positive cash flow of Baht 31,670 million from operating activities. The improvement in net cash flow from operating activities primarily resulted from an increase in operating revenues and effective cost reductions. The Group had a net cash payment from financing activities of Baht 18,308 million, mainly resulting from changes in Long-Term debentures and dividends paid as aforesaid. Net cash payment from investing activities of Baht 11,780 million decreased from the same period previous year, stemming from additional investments made in asset under concessions in previous year. Thus, the cash and cash equivalents increased by Baht 1,582 million.

## Shin Satellite Public Company Limited and Subsidiaries

### Overview

*Consolidated net profit dropped 21.1 % from the previous quarter and 42.2% from the same period last year*

In 3Q03, SATTEL's net profit was Baht 205 million, a decline of Baht 55 million or 21.1% from the previous quarter as a result of a decrease in revenue together with an increase in the cost of providing services. Net profit decreased by Baht 150 million or 42.2% compared with the same period last year. This was due mainly to a increase in cost of sales and services and higher imposition of corporate tax.

Internet service and telephone business was Baht 795 million, Baht 318 million and Baht 336 million respectively.

In 2003, revenues from the Internet business and the telephone business have been growing and contributed more to SATTEL's sales and service income. These two businesses accounted for just 22.1% of sales and service income during the first nine months of 2003 while growing to 42.5% in the same period this year. This was mainly attributable to two main reasons 1) Success of the merger between C.S Communications and Loxley Information Services which strengthen both organizations and create the most efficient Internet service provider in the country with the largest network infrastructure, experienced technical staff and excellence services. The merger reinforces the quality of the products and improve the company's excellence as an Internet Service Provider. It also reduces overlapping investment, which will bring down cost, improve efficiency and provide the most benefit to customers. Presently, CS Loxinfo is the number one Internet Service Provider (ISP) in Thailand measured by in all aspects i.e. revenue, market share and bandwidth usage. 2) The growing of number of telephone users in Cambodia and Lao PDR led an increase in SATTLE's revenue from telephone business especially after the proportionate recognition of revenue from Lao Telecommunications.

Net profit for the first nine-month period of 2003 (9M03) was Baht 818 million, a decrease of Baht 340 million or 29.4% from the same period of 2002.

## Business Summary

### *Transponder leasing and related business*

iPSTAR's First generation service has continued growing, especially in Thailand, Myanmar and Cambodia. This can be seen from the number of User Terminals sold in this quarter, a rise over that of the last quarter.

The construction of iPSTAR has continued in accordance with the schedule. So far 90% of the major units of iPSTAR satellite has been completed.

### *Internet business*

*Camshin started providing Internet service and became the exclusive dealer for iPSTAR in Cambodia*

In this quarter, Cambodia Shinwatra (Camshin) has started to provide Internet service in Cambodia under the brand "Camnet", separate from its existing telephone business. Camshin is the fifth Internet service provider in Cambodia and has been appointed an exclusive dealer to serve iPSTAR in Cambodia. The Internet service in Laos PDR provided by Lao Telecommunication (LTC) has also been growing. We expect that the policy to develop telecommunications systems in Laos PDR and Cambodia will help to boost Internet demand in both countries in the near future. At the end of 3Q03, CS Loxinfo, LTC and Camshin had a total of 361,121 Internet subscribers, increased approximately by 170% from the end of 2002.

### *Telephone business*

*New Tariff rate of LTC which fixed in US Dollar will be effective in November 2003*

In this quarter, telephone business grew steadily. The competition among telephone network operators in Cambodia is still high. Due to the price sensitivity of buyers in the market many operators focus on price reduction. However, Camshin is trying to offer premium services rather than price. Lao PDR's government has approved the new tariff rate fixed in US Dollar. New tariff will be effective in November 2003 and will help to reduce the effect to revenue from the change in foreign exchange rate.

At the end of 3Q03, Camshin and LTC had 118,147 subscribers and 169,327 subscribers which increased by 20% and 45% from the end of 2002 respectively.

## Consolidated Operating Results

*Acquisition in Loxinfo and proportionate consolidation of LTC led revenue, cost and SG&A, which increased substantially*

Sales and service income, Cost of sales and services and Selling and Administrative expenses has increased substantially this year especially for those relative to Internet business and telephone business. This was mainly due to the acquisition of Loxley Information Services (Loxinfo) by CS Loxinfo in March 2003 and the proportionate consolidation of operating results contributed by LTC.

Net profit for the first nine months of 2003, was Baht 818 million, a decrease of Baht 340 million, or 29.4% from Baht 1,158 million in the same period last year. Operating profit was Baht 1,058 million, increased Baht 41 million or 4.0% from Baht 1,017 million, and EBITDA was Baht 2,012 million, an increase of Baht 189 million or 10.4% from Baht 1,823 million.

Net Profit for 3Q03 was Baht 205 million, dropped by Baht 55 million or 21.1% from Baht 260 million in last quarter and decreased by Baht 150 million or 42.2% from Baht 355 million from the same period last year.

Table 1: SATTEL's selected financial information

Unit: Baht millions

| | 3Q03 | % Change 3Q03 vs 2Q03 | % Change 3Q03 vs 3Q02 | 9M03 | % Change 9M03 vs 9M02 |
|---|---|---|---|---|---|
| Sales and service income | 1,450 | -0.9% | 11.5% | 4,322 | 16.4% |
| Cost of sell and services | 918 | 11.3% | 18.5% | 2,540 | 19.3% |
| SG&A expenses | 271 | -6.0% | 53.7% | 725 | 27.6% |
| Net profit | 205 | -21.1% | -42.2% | 818 | -29.4% |
| EPS (Baht) | 0.47 | | | 1.87 | |

### Revenues from sales and services

Sales and services income for the first nine months of 2003 increased compared with the same period last year as a result of soaring revenue from Internet services and telephone services, despite a reduction in revenue from transponder services. Revenues from sales and services for the nine-month period of 2003 was Baht 4,322 million, an increase of Baht 607 million or 16.4% from Baht 3,715 million in the same period of 2002. In 3Q03, Revenues from sales and services was Baht 1,450 million, an increase of Baht 150 million or 11.5% from Baht 1,300 million of the same period last year and decreased by Baht 13 million or 0.9% from Baht 1,463 million in the last quarter.

***Satellite Transponder leasing and Related Services***

*Stronger Thai Baht and non-renewal of three transponders by DOS affected revenue from transponder services in 3Q03*

The stronger Thai Baht and a non-renewed three-transponder service agreement by Department of Space (DOS) in the last quarter affected our revenue from transponder services in this quarter. We were able to fill up a number of transponders to replace them. In this quarter, the sale of iPSTAR user terminals was higher than the previous quarter. However revenue from the First Generation iPSTAR service was lower when compared to the same period last year.

*Sales of iPSTAR UT surged from last quarter*

In 3Q03, revenue from transponder service was Baht 795 million, a drop of Baht 23 million or 2.8% from Baht 818 million in previous quarter and a decrease of Baht 189 million or 19.2% over the same period last year of Baht 984 million.

***Internet Services***

Revenue from leased line and high speed Internet via satellite grew over the previous year. Moreover, in this quarter, the Company started to receive revenue from providing Internet services in Cambodia through Camshin. It was not sizable since Camshin just started providing service only 3 months ago. Revenue from the Internet business in 3Q03 was Baht 318 million, an increase of Baht 4 million or 1.4% from Baht 314 million in the previous quarter, and jumped by Baht 194 million or 157.0% from Baht 124 million in the second quarter of 2002. For the first nine months of 2003, revenue from the Internet business was Baht 837 million, an increase of 512 million Baht or 157.4% over the same period last year of Baht 325 million.

***Telephone Network Services***

Revenue from the telephone network business in the third quarter of 2003 was Baht 336 million, an increase of Baht 5 million or 1.6% compared with Baht 331 million of the previous quarter. This increased by Baht 144 million or 75.2% from Baht 192 million in the same period last year.

Revenue from the telephone network business for the nine-month period of 2003 was Baht 999 million, an increase of 502 million Baht or 100.8%, from Baht 497 million in the same period of 2002.

**Cost of Sales and Services**

*Increase in cost of providing transponder services and telephone services in Cambodia from last quarter.*

In 3Q03, the Company had total costs of Baht 918 million, an increase of Baht 93 million or 11.3% from Baht 825 million in the second quarter of 2003. This also increased by Baht 143 million or 18.5% from Baht 775 million in the same period last year. This rise was mainly due to an increase in;

- The increase in revenue from the telephone business in Cambodia resulted in more revenue shared with the Cambodian Government, in addition to the concession fee paid to Thailand's Ministry of Information Technology.
- In-orbit insurance premium increased in accordance with a corresponding increase in insurance market rates. This came as a result of several satellite anomalies during this year and a decrease in the number of brokers.
- Cost relating to the new First Generation gateways in Australia and Taiwan.
- Amortization of Telephone Networking equipment in Cambodia reflecting the completion of the installation of networking equipment in this quarter. Camshin's total network capacity is approximately 186,000 subscribers.

Cost of sales and services for the nine months of 2003 was Baht 2,540 million, an increase of Baht 411 million or 19.3% from Baht 2,129 million in the same period of 2002.

**Selling and Administrative Expenses**

*Smaller doubtful expenses and decreasing marketing expenses from last quarter*

Selling and administrative expenses in the third quarter of 2003 were Baht 271 million, a decrease of Baht 17 million or 6.0% from Baht 288 million in the second quarter of 2003. This was primarily due to smaller doubtful expenses and a decrease in marketing expenses. SG&A increased by Baht 95 million or 53.7% over Baht 176 million of the same quarter last year.

For 9M03, selling and administrative expenses were Baht 725 million, an increase of Baht 157 million or 27.6%, compared with Baht 568 million in the same period last

### Interest Expense

*Interest expenses dropped*

Interest expense for the 3Q03 and 9M03 substantially decreased when compared with the same period last year. This was attributable to the full redemption of a high-interest rate debenture. The last installment was made in November 2002 and the capitalization of interest expenses relating to iPSTAR project to the cost of the project which will be amortized with the commencement of the service.

Interest expense was Baht 28 million for the third quarter of 2003, decreased by Baht 4 million or 10.9% from Baht 32 million for the second quarter of 2003 and decreased by Baht 24 million or 44.8% from Baht 52 million in the same quarter last year. For the first nine months of 2003, interest expenses also decreased from the same period of 2002, by Baht 97 million or 49.7% to Baht 97 million from Baht 194 million.

### Income Tax

According to more tax imposed on Shin Satellite Plc due to the end of its losses carried forward in 2002 and the proportionately recognized income tax of LTC, SATTEL's Income tax in 2003 has substantially increased compared with the same period of last year.

Income tax for 3Q03 was Baht 74 million, jumped from Baht 2 million in 3Q02 and income tax for 9M03 was Baht 230 million, up from Baht 11 million in 9M02. The effective tax rate was 21.2%.

## Financial Position

At the end of September 2003, the Company had total assets of Baht 24,748 million, an increase of Baht 4,441 million or 21.9% from the end of 2002. This increase was mainly accounted for by the investment in the iPSTAR project e.g. satellite construction costs, launch vehicle costs and gateway costs. The company's assets at the end of this quarter also included the assets of Loxinfo and a proportionate consolidation of LTC's assets.

Table 2: SATTEL's Asset Component

| Asset | September 30, 2003 | | December 31, 2002 | |
|---|---|---|---|---|
| | Amount (Bt mn) | % of Total Assets | Amount (Bt mn) | % of Total Assets |
| Current Assets | 2,779 | 11.2 | 2,272 | 11.2 |
| PP&E Net | 16,734 | 67.6 | 11,649 | 57.4 |
| Investment in subsidiaries and associates | 2.6 | 0.01 | 778 | 3.8 |
| Cost of satellite projects under the concession agreement, net | 4,963 | 20.1 | 5,481 | 27.0 |

Presently, the Company has no assets for which it had to make provision for asset impairment and has a policy to closely follow and evaluate its collection performance. The Company analyses individual customers using the specific method and believes it has sufficient provision for doubtful accounts.

*A 30.6% jump in Cash flow form operations from 9M02*

Cash flow from operations in the first nine months of 2003 was Baht 1,292 million soared by 30.6% from the same period last year net cash flow used for investing activities was Baht 4,795 million and net cash flow from financing was Baht 3,525

the end of this quarter was Baht 14,128 million, increased from Baht 10,773 million at the end of 2002 reflecting a higher debt to equity ratio to 1.72 times up from 1.50 times at the end of last year.

**ITV Public Company Limited**

## Company Highlight

*Program restructures to attract more viewers and reduce cost of production*

In 3Q03, the Company has restructured programs during primetime in order to create variety and serve the target group in each period. The Company's target groups are not only people in the cities but also the whole country.

Programs restructuring also reduced the Company's cost of production. The cooperation between the Company and outside program producers help reduce the costs, as they have been responsible for production costs. Revenue from advertising are shared between the program producers and the Company base on time-sharing basis

Additionally, the Company cancelled the unprofitable programs and rent out that airtime to outside program producers, so number of rental hours in 3Q03 increased from the previous period. As a result, rental revenue was up by 27.8% from the previous quarter. Detail of programs restructuring are as follow;

1. Knowledge Variety programs have been moved from 22.30 Hrs. to 20.30-21.10 Hrs.
2. Adding more Entertainment programs such as Quiz Show, Talk Varity, and Game Show, during 22.30-23.30 Hrs.
3. Adding Sports Variety programs during 23.30-24.00 Hrs.

## Overview

*Net loss decreased by 19.6% from 3Q02, and was in the same level as 2Q03*

In 3Q03, ITV's net loss was Baht 178 million, was in the same level as last quarter and decreased by 19.6% from 3Q02. Gross profit in this quarter was Baht 160 million, increased by 6.5% from 2Q03, and increased by 52.2% from 3Q02.

For the nine-month period ended September 30, 2003, the Company had net loss of Baht 570 million, an increase of 6.6% from the same period last year.

## Operating Results

ITV's selected financial information

Unit: Baht million

| | 3Q03 | % Change QoQ | % Change YoY | 9M03 | % Change YoY |
|---|---|---|---|---|---|
| Total Revenue | 391 | -13.1% | 18.6% | 1,213 | 15.2% |
| Cost of Services | 231 | -22.8% | 2.9% | 789 | 14.3% |
| SG&A Expenses | 96 | -16.8% | -12.3% | 325 | 14.2% |
| Concession Expense | 225 | 12.5% | 12.5% | 625 | 13.6% |
| Net profit (Loss) | (178) | 0% | 19.6% | (570) | -6.6% |
| EPS (Baht) | (0.15) | 0.01 | 0.04 | (0.49) | - |

***Revenues***

Total revenue in 3Q03 decreased by 13.1% from 2Q03 due to the low advertising

grew from 3Q02 by 18.6% because the advertising industry expanded corresponding to the economic growth. Moreover, the company earns the higher market share.

Total revenue comprising of:

1. Advertising revenue: in 3Q03 the company had advertising revenue of Baht 289 million, decreased by 21.8% from 2Q03 but increased by 16% from 3Q02.
2. Rental revenue: the Company had rental revenue of Baht 101 million in this quarter, which increased by 27.8% from the previous quarter and increased by 28.3% from 3Q02.

For 9M03, total revenue increased by 15.2% from 9M02.

***Cost of Services***

*A 23% decrease of costs from 2Q03 mainly from program rescheduling*

In 3Q03, the Company's cost of service decreased 22.8% from the 2Q03. This is mainly due to;

- Eliminate programs which were not generating profit and co-operate with the strategic parters who are the outstanding program producter in the industry with time sharing concept. Consequently, decreasing cost of programming.
- Marketing events cost decreased because there was a big event in 2Q03 (Miss Thailand Contest)

Cost of service slightly increased by 2.9% from 3Q02 because staff cost and utilities expenses were up, corresponding to the business expansion.

For 9M03, cost of service increased by 14.3%, compared with 9M02.

***Selling and Administrative Expenses***

Selling and administrative expenses in 3Q03 decreased by 16.8% from 2Q03, and decreased by 12.3% from 3Q02. This was primarily due to:

- Expenses which corresponding to the revenue consists of rebate expense, advertising & promotion expenses in programming.

For 9M03, selling and administrative expenses increased by 14.2% from 9M02, according to the business expansion.

***Interest Expense***

*Interest expenses increased*

Interest expense in 3Q03 increased by 24.4% from the previous quarter, as a result of the net borrowings of Baht 400 million of short-term loan, for Baht 800 million concession payment in July 2003.

***Concession Expense***

The concession fee increased by Baht 25 million in 3Q03, as stipulated in the concession agreement.

*Net Loss*

Net loss was Baht 178 million for 3Q03 was in the same level as the previous quarter, and decreased from 3Q02 by 19.6%. For the 9M03, net loss was Baht 570 million, and increased 6.6% from 9M02.

## Financial Position

### *1. Assets Components*

At the end of September 2003, the Company had total assets of Baht 3,175 million, a decrease from the end of 2002 of 4.0%. The major asset components comprise:

| Asset | Sept. 30, 2003 | | Dec. 31, 2002 | |
|---|---|---|---|---|
| | Amount (Btmn) | % of total asset | Amount (Btmn | % of total asset |
| Net Assets under concession | 2,485 | 78.3% | 2,420 | 73.1% |
| Accounts Receivable | 325 | 10.2% | 383 | 11.6% |

In addition, there was an entertainment programs investment of Baht 110 million, increase by 26.4 % from the end of 2002.

### *2. Liquidity*

2.1 Current ratio and Short-term Liabilities

*Short-term loan for concession fee*

At the end of third quarter of 2003, the Company had a current ratio of 0.75x, decreased from 1.24x at the end of 2002. This was due to the short-term loan for the payment of concession.

2.2 Cash Flow

At the end of September 2003, the Company had cash flow Baht 250 million from the exercise of warrants of the warrant holders, and Baht 400 million short-term loan, which used for concession payment.

### *3. Sources of funds*

3.1 Capital Structure

At the end of September 2003, the Company had debt to equity ratio of 1.11x, went up from 0.81x at the end of 2002, such increase was due to an increase in net borrowings for concession payment, at the time that total equity decreased from the loss operation.

3.2 Shareholders' Equity

*Increase in paid-up capital from exercised warrants*

At the end of September 2003, the Company's shareholders' equity was Baht 1,508 million, a decrease of 17.5% from the end of 2002. This was due to the loss from operation of Baht 570 million and an increase in paid-up capital from Baht 5,750 million at the end of 2002 to Baht 6,000 million at the end of September 2003, consequently from the exercise of warrants of the warrant holders.

3.3 Liabilities

At the end September 2003, the Company had short-term borrowings of Baht 400 million. That resulted from borrowings for the concession payment, which was paid in

**List of Litigation**
**Of**
**Shineedotcom Co., Ltd.**

1. Shineedotcom Co., Ltd. and Magicberry Co., Ltd. ("Magicberry"), Shinee has infringed Magicberry's intellectual property in Picture Content. In accordance with, Magicberry has written notice and demand the damages to Shinee in amount of Three Million Baht (3,000,000). However, this case is processing to negotiate to decrease the damages, at the beginning Shinee can bargain the damages to Fifty Thousand Baht (50,000). If the Parties can not discuss to come to an end this matter, Magicberry will sue to Shinee to responsible all of damages.

2. Shineedotcom Co., Ltd. and Jarun Karaoke Partnership Limited ("Jarun"), Jarun has denied the obligation in Content Kiosk Service Agreement held on March 3, 2003 in amount of Eighty Thousand Two Hundred Fifty Baht (80,250). In above Agreement, Jaran has duty to pay the Development Application Fee to Shinee but he has negligently in the discharge of duty. Shinee ever sends the written notice to ask for payment of a debt but he denied again. So, Shinee shall send the second notice to Jarun. If he still ignore the matter, Shinee shall claim the right to the court.

SHIN CORPORATION PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS (UNAUDITED)

30 SEPTEMBER 2003 AND 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2286 9999, 2344 1000
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

## AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Shin Corporation Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 30 September 2003 and the related consolidated and company statements of income for the three-month and nine-month periods ended 30 September 2003 and 2002, and the related consolidated and company statements of changes in shareholders' equity and cash flows for the nine-month periods ended 30 September 2003 and 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited, respectively. These financial statements are the responsibility of the Company's management. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. I have not performed an audit, and, accordingly, I do not express an audit opinion.

Based on my reviews, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have audited the consolidated and company financial statements for the year ended 31 December 2002 of Shin Corporation Public Company Limited and its subsidiaries and of Shin Corporation Public Company Limited in accordance with generally accepted auditing standards and expressed an unqualified opinion on those statements in my report dated 21 February 2003. The consolidated and company balance sheets as at 31 December 2002, presented for comparative purposes, are part of the financial statements which I have audited and issued a report thereon as stated above, and I have not performed any other auditing procedures subsequent to the date of that report.

PRASAN CHUAPHANICH
Certified Public Accountant
(Thailand) No. 3051
PricewaterhouseCoopers ABAS Limited

Bangkok
10 November 2003

SHIN CORPORATION
SHIN CORPORATION PUBLIC COMPANY LIMITED

Shin Corporation Public Company Limited
Balance Sheets
As at 30 September 2003 and 31 December 2002

| | Notes | Consolidated 30 September 2003 Unaudited Baht'000 | Consolidated 31 December 2002 Audited Baht'000 | Company 30 September 2003 Unaudited Baht'000 | Company 31 December 2002 Audited Baht'000 |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Current assets** | | | | | |
| Cash and cash equivalents | | 3,662,694 | 2,130,368 | 2,661,783 | 984,134 |
| Current investments | | 311,007 | 610,420 | 298,500 | 600,000 |
| Trade accounts and notes receivable, net | 5 | 1,917,369 | 1,873,667 | 28,446 | 238,447 |
| Amounts due from, advances and short-term loans to related parties | 13 | 5,210 | 57,937 | 157 | 851,086 |
| Inventories, net | | 694,571 | 439,391 | - | - |
| Other current assets | | 835,756 | 857,560 | 31,109 | 24,035 |
| Total current assets | | 7,426,607 | 5,969,343 | 3,019,995 | 2,697,702 |
| **Non-current assets** | | | | | |
| Investments in subsidiaries, associates and joint ventures | 6 | 24,519,582 | 23,481,836 | 31,345,807 | 28,946,287 |
| Other investments | | 43,905 | 43,905 | 25,000 | 25,000 |
| Loans to a related party | 13 | - | - | - | 71,452 |
| Loans to other company | | 26,662 | - | - | - |
| Property and equipment, net | 7 | 17,078,212 | 11,905,422 | 54,115 | 55,866 |
| Other assets | | | | | |
| Property and equipment under concession agreements, net | 7 | 7,299,294 | 7,764,709 | - | - |
| Goodwill, net | 7 | 1,585,135 | 1,659,725 | - | - |
| Intangible assets, net | 7 | 212,644 | 339,078 | 33,198 | 40,614 |
| Other assets | | 106,011 | 84,917 | 6,781 | 6,866 |
| Total non-current assets | | 50,871,445 | 45,279,592 | 31,464,901 | 29,146,085 |
| **Total assets** | | 58,298,052 | 51,248,935 | 34,484,896 | 31,843,787 |

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

Director ______________________ Director ______________________

The notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim

*Shin Corporation Public Company Limited*

**Balance Sheets (continued)**

**As at 30 September 2003 and 31 December 2002**

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | | 30 September 2003 | 31 December 2002 | 30 September 2003 | 31 December 2002 |
| | | Unaudited | Audited | Unaudited | Audited |
| | Notes | Baht'000 | Baht'000 | Baht'000 | Baht'000 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current liabilities** | | | | | |
| Bank overdrafts and short-term loans from banks and financial institutions | 8 | 1,340,136 | 2,631,598 | - | - |
| Trade accounts and notes payable | | 888,873 | 964,690 | 2,055 | 4,975 |
| Amounts due to and loans from related parties | 13 | 1,989 | 3,630 | 679 | 613 |
| Short-term loan from other company | 8 | 6,102 | - | - | - |
| Current portion of long-term borrowings | 8 | 759,724 | 652,877 | 11,634 | 11,460 |
| Accrued concession fees | | 449,787 | 629,726 | - | - |
| Provision for liabilities and charges | 9 | - | 1,725,963 | - | 1,725,964 |
| Other current liabilities | | 2,292,147 | 1,728,965 | 288,776 | 125,459 |
| Total current liabilities | | 5,738,758 | 8,337,449 | 303,144 | 1,868,471 |
| **Non-current liabilities** | | | | | |
| Swap contracts payable, net | | 700,503 | 25,564 | - | - |
| Long-term borrowings, net | 8 | 12,855,852 | 8,542,720 | 221,223 | 219,242 |
| Long-term debentures, net | 8 | 2,972,627 | 2,967,026 | 2,972,627 | 2,967,026 |
| Other liabilities | | 412,038 | 318,315 | 224,742 | 98,464 |
| Total non-current liabilities | | 16,941,020 | 11,853,625 | 3,418,592 | 3,284,732 |
| **Total liabilities** | | 22,679,778 | 20,191,074 | 3,721,736 | 5,153,203 |
| **Shareholders' equity** | | | | | |
| Share capital | 10 | | | | |
| Authorised share capital - common shares | | 5,000,000 | 5,000,000 | 5,000,000 | 5,000,000 |
| Issued and paid-up share capital - common shares | | 2,937,443 | 2,937,000 | 2,937,443 | 2,937,000 |
| Warrants | | 607,941 | 607,941 | 607,941 | 607,941 |
| Premium on share capital | | 4,844,946 | 4,837,500 | 4,844,946 | 4,837,500 |
| Advance receipt for share subscription | | 7,556 | - | 7,556 | - |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | | 500,000 | 500,000 | 500,000 | 500,000 |
| Unappropriated | | 21,911,116 | 17,797,951 | 21,911,116 | 17,797,951 |
| Cumulative foreign currency translation adjustment | | (45,842) | 10,192 | (45,842) | 10,192 |
| **Total parent's shareholders' equity** | | 30,763,160 | 26,690,584 | 30,763,160 | 26,690,584 |
| Minority interests | | 4,855,114 | 4,367,277 | - | - |
| **Total shareholders' equity** | | 35,618,274 | 31,057,861 | 30,763,160 | 26,690,584 |
| **Total liabilities and shareholders' equity** | | 58,298,052 | 51,248,935 | 34,484,896 | 31,843,787 |

The notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim financial statements.

**Shin Corporation Public Company Limited**
**Statements of Income (unaudited)**
**For the three-month periods ended 30 September 2003 and 2002**

| | | Consolidated | | Company | |
|---|---|---|---|---|---|
| | Notes | 30 September 2003 Unaudited Baht'000 | 30 September 2002 Unaudited Baht'000 | 30 September 2003 Unaudited Baht'000 | 30 September 2002 Unaudited Baht'000 |
| **Revenues** | | | | | |
| Revenues from sales and services | | 2,597,808 | 2,287,685 | 74,349 | 76,493 |
| Other income | 11 | 145,665 | 212,198 | 91,540 | 14,072 |
| Share of net results from investments - equity method | | 2,078,583 | 1,281,685 | 2,060,850 | 1,303,164 |
| **Total revenues** | | 4,822,056 | 3,781,568 | 2,226,739 | 1,393,729 |
| **Expenses** | | | | | |
| Cost of sales and services | | 1,617,497 | 1,396,704 | 29,250 | 27,404 |
| Concession fee | | 401,031 | 345,470 | - | - |
| Selling and administrative expenses | | 484,678 | 619,263 | 52,599 | 103,891 |
| Directors' remuneration | | 2,691 | 1,482 | 1,727 | 85 |
| **Total expenses** | | 2,505,897 | 2,362,919 | 83,576 | 131,380 |
| **Income before interest and tax** | | 2,316,159 | 1,418,649 | 2,143,163 | 1,262,349 |
| Interest expense | | (94,185) | (118,338) | (47,386) | (51,840) |
| Income tax | | (89,781) | (19,961) | - | - |
| **Income before minority interests** | | 2,132,193 | 1,280,350 | 2,095,777 | 1,210,509 |
| Share of net result from subsidiaries to minority interests | | (36,416) | (69,841) | - | - |
| **Net income for the period** | | 2,095,777 | 1,210,509 | 2,095,777 | 1,210,509 |
| **Basic earnings per share (Baht)** | 3 | | | | |
| Net income for the period | | 0.71 | 0.41 | 0.71 | 0.41 |
| **Diluted earnings per share (Baht)** | 3 | | | | |
| Net income for the period | | 0.71 | 0.41 | 0.71 | 0.41 |

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim

**Shin Corporation Public Company Limited**
**Statements of Income (unaudited)**
**For the nine-month periods ended 30 September 2003 and 2002**

| | Notes | Consolidated 30 September 2003 Unaudited Baht'000 | Consolidated 30 September 2002 Unaudited Baht'000 | Company 30 September 2003 Unaudited Baht'000 | Company 30 September 2002 Unaudited Baht'000 |
|---|---|---|---|---|---|
| **Revenues** | | | | | |
| Revenues from sales and services | | 7,451,203 | 6,681,192 | 230,611 | 240,669 |
| Other income | 11 | 1,829,792 | 591,083 | 1,704,011 | 339,084 |
| Share of net results from investments | | | | | |
| - equity method | 6 | 6,266,879 | 3,438,219 | 6,231,244 | 3,491,976 |
| **Total revenues** | | 15,547,874 | 10,710,494 | 8,165,866 | 4,071,729 |
| **Expenses** | | | | | |
| Cost of sales and services | | 4,471,205 | 3,916,054 | 83,841 | 84,782 |
| Concession fee | | 1,135,889 | 1,056,162 | - | - |
| Selling and administrative expenses | | 1,433,373 | 1,216,389 | 154,692 | 136,557 |
| Directors' remuneration | | 8,439 | 3,550 | 4,970 | 1,285 |
| **Total expenses** | | 7,048,906 | 6,192,155 | 243,503 | 222,624 |
| **Income before interest and tax** | | 8,498,968 | 4,518,339 | 7,922,363 | 3,849,105 |
| Interest expense | | (282,592) | (403,291) | (140,303) | (153,142) |
| Income tax | | (257,876) | (70,111) | - | - |
| **Income before minority interests** | | 7,958,500 | 4,044,937 | 7,782,060 | 3,695,963 |
| Share of net result from subsidiaries to | | | | | |
| minority interests | | (176,440) | (348,974) | - | - |
| **Net income for the period** | | 7,782,060 | 3,695,963 | 7,782,060 | 3,695,963 |
| **Basic earnings per share (Baht)** | 3 | | | | |
| Net income for the period | | 2.65 | 1.26 | 2.65 | 1.26 |
| **Diluted earnings per share (Baht)** | 3 | | | | |
| Net income for the period | | 2.65 | 1.26 | 2.65 | 1.26 |

SHIN CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

The notes to the interim consolidated and company financial statements on pages 9 to 31 are an integral part of these interim

| | Consolidated (Baht'000) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued and paid up share capital | Warrants | Premium on share capital | Advance receipt for share subscription | Legal reserve | Retained earnings | Cumulative foreign currency translation adjustment | Minority interests | Total |
| **As at 31 December 2001** | 2,937,000 | - | 4,837,500 | - | 500,000 | 12,516,518 | 10,480 | 3,157,250 | 23,958,748 |
| Warrants | - | 607,941 | - | - | - | - | - | - | 607,941 |
| Net income for the period | - | - | - | - | - | 3,695,963 | - | - | 3,695,963 |
| Foreign currency translation adjustment decrease during the period | - | - | - | - | - | - | (3,803) | - | (3,803) |
| Minority interests increase during the period | - | - | - | - | - | - | - | 1,202,452 | 1,202,452 |
| **As at 30 September 2002** | 2,937,000 | 607,941 | 4,837,500 | - | 500,000 | 16,212,481 | 6,677 | 4,359,702 | 29,461,301 |
| **As at 31 December 2002** | 2,937,000 | 607,941 | 4,837,500 | - | 500,000 | 17,797,951 | 10,192 | 4,367,277 | 31,057,861 |
| Issued and paid up share capital increased during the period | 443 | - | - | - | - | - | - | - | 443 |
| Premium on share capital increase during the period | - | - | 7,446 | - | - | - | - | - | 7,446 |
| Advance receipt for share subscription increase during the period | - | - | - | 7,556 | - | - | - | - | 7,556 |
| Net income for the period | - | - | - | - | - | 7,782,060 | - | - | 7,782,060 |
| Dividend paid during the period | - | - | - | - | - | (3,668,895) | - | - | (3,668,895) |
| Foreign currency translation adjustment decrease during the period | - | - | - | - | - | - | (56,034) | - | (56,034) |
| Minority interests increase during the period | - | - | - | - | - | - | - | 487,837 | 487,837 |
| **As at 30 September 2003** | 2,937,443 | 607,941 | 4,844,946 | 7,556 | 500,000 | 21,911,116 | (45,842) | 4,855,114 | 35,618,274 |

| | Company (Baht'000) | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued and paid up share capital | Warrants | Premium on share capital | Advance receipt for share subscription | Legal reserve | Retained earnings | Cumulative foreign currency translation adjustment | Minority interests | Total |
| **As at 31 December 2001** | 2,937,000 | - | 4,837,500 | - | 500,000 | 12,516,518 | 10,480 | - | 20,801,498 |
| Warrants | - | 607,941 | - | - | - | - | - | - | 607,941 |
| Net income for the period | - | - | - | - | - | 3,695,963 | - | - | 3,695,963 |
| Foreign currency translation adjustment decrease during the period | - | - | - | - | - | - | (3,803) | - | (3,803) |
| ***As at 30 September 2002*** | 2,937,000 | 607,941 | 4,837,500 | - | 500,000 | 16,212,481 | 6,677 | - | 25,101,599 |
| **As at 31 December 2002** | 2,937,000 | 607,941 | 4,837,500 | - | 500,000 | 17,797,951 | 10,192 | - | 26,690,584 |
| Issued and paid up share capital increased during the period | 443 | - | - | - | - | - | - | - | 443 |
| Premium on share capital increase during the period | - | - | 7,446 | - | - | - | - | - | 7,446 |
| Advance receipt for share subscription increase during the period | - | - | - | 7,556 | - | - | - | - | 7,556 |
| Unrealised gain from revaluation of current investment | - | - | - | - | - | - | - | - | - |
| Net income for the period | - | - | - | - | - | 7,782,060 | - | - | 7,782,060 |
| Dividend paid during the period | - | - | - | - | - | (3,668,895) | - | - | (3,668,895) |
| Foreign currency translation adjustment decrease during the period | - | - | - | - | - | - | (56,034) | - | (56,034) |
| **As at 30 September 2003** | 2,937,443 | 607,941 | 4,844,946 | 7,556 | 500,000 | 21,911,116 | (45,842) | - | 30,763,160 |

**Shin Corporation Public Company Limited**
**Statements of Cash Flows (unaudited)**
**For the nine-month periods ended 30 September 2003 and 2002**

| | Notes | Consolidated 30 September 2003 Unaudited Baht'000 | Consolidated 30 September 2002 Unaudited Baht'000 | Company 30 September 2003 Unaudited Baht'000 | Company 30 September 2002 Unaudited Baht'000 |
|---|---|---|---|---|---|
| **Net cash flows from operating activities** | 12 | 1,111,922 | 453,158 | 285,496 | 127,324 |
| **Cash flows from investing activities** | | | | | |
| Acquisition of subsidiaries and associates net of cash acquired | 6 | (292,265) | (26,966) | (1,544,396) | (26,966) |
| Purchases of property and equipment | | (4,746,450) | (3,348,185) | (13,695) | (2,614) |
| Investments in intangible assets | | (41,027) | (15,926) | - | (6,439) |
| Investments in property and equipment under concession agreements | | (99,160) | (57,355) | - | - |
| Decrease (increase) in current investments | | 297,966 | (299,995) | 297,550 | (300,000) |
| Decrease (increase) in loans and advances to related parties | | - | - | 262 | (9,694) |
| Receipt from loans and advances to related parties | | 23,589 | 13,261 | 1,676,413 | 45,733 |
| Disposals of a subsidiary, net of cash disposed | | - | 120,000 | - | 120,000 |
| Proceeds from disposal of equipment | | 25,269 | 7,650 | 128 | 72 |
| Dividends received from subsidiaries and associate | 6 | 4,486,178 | 561,914 | 4,641,120 | 630,438 |
| **Net cash flows from/ (used in) investing activities** | | (345,900) | (3,045,602) | 5,057,382 | 450,530 |
| **Cash flows from financing activities** | | | | | |
| Receipts from short-term loans | | 2,722,066 | 4,107,204 | - | 50,000 |
| Receipts from long-term loans | | 6,150,828 | 530,147 | - | - |
| Receipts from long-term debenture | | - | 3,000,000 | - | 3,000,000 |
| Receipts from warrants | | - | 620,000 | - | 620,000 |
| Debenture and warrants issued cost | | - | (49,549) | - | (49,549) |
| Receipts from share capital issued in subsidiaries | 6 | 495,000 | 1,800,000 | - | - |
| Share issuance costs | | - | (64,346) | - | - |
| Receipts from share capital increased | | 7,889 | - | 7,889 | - |
| Receipts from advance receipt for share subscription | | 7,556 | - | 7,556 | - |
| Repayments of short-term loans | | (4,056,197) | (4,729,733) | - | (2,805,033) |
| Repayments of long-term loans | | (967,791) | (1,591,007) | (6,081) | (1,000,642) |
| Repayments of debenture | | - | (832,263) | - | - |
| Dividends paid | 4 | (3,668,895) | (40,049) | (3,668,895) | - |
| **Net cash flows from/ (used in) financing activities** | | 690,456 | 2,750,404 | (3,659,531) | (185,224) |
| **Net increase in cash and cash equivalents** | | 1,456,478 | 157,960 | 1,683,347 | 392,630 |
| Cash and cash equivalents, opening balance | | 2,130,368 | 2,295,313 | 984,134 | 993,235 |
| Cash recognised on change of status of associate to joint venture | | 84,789 | - | - | - |
| Unrealised loss on exchange rate | | (8,941) | (49,793) | (5,698) | (42,886) |
| **Cash and cash equivalents, closing balance** | | 3,662,694 | 2,403,480 | 2,661,783 | 1,342,979 |

**Supplemental disclosures of cash flow information**

**Interest and income tax paid**

Interest and income tax paid during the nine-month periods ended 30 September 2003 and 2002 are as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Unaudited Baht Million | 30 September 2002 Unaudited Baht Million | 30 September 2003 Unaudited Baht Million | 30 September 2002 Unaudited Baht Million |
| Interest paid | 215.21 | 430.07 | - | 112.03 |
| Income tax paid | 237.91 | 172.75 | 9.00 | 91.09 |
| **Non-cash transactions** | | | | |
| Increase property and equipment and intangible assets from liabilities | 1,132.01 | 81.48 | 3.47 | - |
| Property and equipment under finance leases | 4.28 | 12.86 | - | 2.94 |
| Conversion of accounts payable - purchase of equipment to long-term loans | - | 102.99 | - | - |

## 1. Basis of preparation

The interim consolidated and company financial statements have been prepared in accordance with Thai Generally Accepted Accounting Principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued by the Institute of Certified Accountants and Auditors of Thailand and approved under law by the Board of Supervision of Auditing Practice appointed by the Minister of Commerce under the Auditor Act B.E. 2505, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in a full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, 'Interim Financial Reporting' and additional notes are presented as required by the Securities and Exchange Commission.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

In the second quarter of 2003 the Company recognised a change in the status of its subsidiary's investment in Lao Telecommunications Company Limited, previously accounted for as an associate, now recognised as a joint venture by restating the financial statements for the first quarter of 2003. The change resulted in the accounting treatment for the investment in Lao Telecommunications Company Limited changing from the equity method to the proportionate consolidation.

Costs that incur unevenly during the financial year are recognised as an expense or deferred in the interim report only if it would be also appropriate to recognise or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2002 annual financial statements.

## 2. Segment information

Financial information by business segments:

| | For the three-month period ended 30 September 2003 (Baht Million) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Satellite communication | Wireless telecommunications | Internet business | Information technology | Advertising & media | Corporate & others | Consolidation eliminations | Group |
| Revenues | 812.22 | 325.72 | 381.04 | 35.18 | 1,056.19 | 74.35 | (86.89) | 2,597.81 |
| Share of net results from investments - equity method | - | 2,078.38 | 0.20 | - | - | - | - | 2,078.58 |
| Total revenues | 812.22 | 2,404.10 | 381.24 | 35.18 | 1,056.19 | 74.35 | (86.89) | 4,676.39 |
| Segment result | 107.46 | 2,178.96 | 43.59 | 5.07 | (155.98) | (3.62) | (4.14) | 2,171.34 |
| Operating profit | | | | | | | | 2,171.34 |

| | For the nine-month period ended 30 September 2003 (Baht Million) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Satellite communication | Wireless telecommunications | Internet business | Information technology | Advertising & media | Corporate & others | Consolidation eliminations | Group |
| Revenues | 2,537.29 | 998.46 | 979.89 | 107.66 | 2,833.99 | 230.61 | (236.70) | 7,451.20 |
| Share of net results from investments - equity method | - | 6,266.45 | 0.43 | - | - | - | - | 6,266.88 |
| Total revenues | 2,537.29 | 7,264.91 | 980.32 | 107.66 | 2,833.99 | 230.61 | (236.70) | 13,718.08 |
| Segment result | 579.53 | 6,619.09 | 40.17 | 10.55 | (574.58) | (10.80) | 5.21 | 6,669.17 |
| Operating profit | | | | | | | | 6,669.17 |

## 2. Segment information (continued)

| | For the three-month period ended 30 September 2002 (Baht Million) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Satellite communi-cation | Wireless telecommu-nications | Internet business | Information technology | Advertising & media | Corporate & others | Consolidation eliminations | Group |
| Revenues | 985.14 | 191.96 | 142.98 | 35.50 | 935.48 | 76.81 | (80.19) | 2,287.68 |
| Share of net results from investments - equity method | - | 1,281.66 | 0.03 | - | - | - | - | 1,281.69 |
| Total revenues | 985.14 | 1,473.62 | 143.01 | 35.50 | 935.48 | 76.81 | (80.19) | 3,569.37 |
| Segment result | 279.28 | 1,328.50 | (3.52) | (4.15) | (189.76) | 12.32 | 0.07 | 1,422.74 |
| Operating profit | | | | | | | | 1,422.74 |

| | For the nine-month period ended 30 September 2002 (Baht Million) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Satellite communi-cation | Wireless telecommu-nications | Internet business | Information technology | Advertising & media | Corporate & others | Consolidation eliminations | Group |
| Revenues | 2,892.50 | 497.12 | 370.04 | 117.77 | 2,845.34 | 232.43 | (274.01) | 6,681.19 |
| Share of net results from investments - equity method | - | 3,438.23 | (0.01) | - | - | - | - | 3,438.22 |
| Total revenues | 2,892.50 | 3,935.35 | 370.03 | 117.77 | 2,845.34 | 232.43 | (274.01) | 10,119.41 |
| Segment result | 864.47 | 3,572.47 | (74.12) | 2.78 | (449.18) | 32.97 | 0.31 | 3,949.70 |
| Operating profit | | | | | | | | 3,949.70 |

## 3. Earnings per share

Basic earnings per share is calculated by dividing the net income for the period attributable to shareholders by the weighted average number of ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the three-month and nine-month periods ended 30 September 2003.

The basic earnings per share and the diluted earnings per share are as follows:

| | For the three-month period ended 30 September (Consolidated and Company) | | | | | |
|---|---|---|---|---|---|---|
| | Net profit ('000 Baht) | | Weighted number of shares ('000 Shares) | | Earnings per share (Baht) | |
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Basic earnings per share | 2,095,777 | 1,210,509 | 2,937,241 | 2,937,000 | 0.71 | 0.41 |
| The effect of dilutive potential shares | - | - | 19,797 | - | - | - |
| Diluted earnings per share | 2,095,777 | 1,210,509 | 2,957,038 | 2,937,000 | 0.71 | 0.41 |

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

3. **Earnings per share (continued)**

| | For the nine-month period ended 30 September (Consolidated and Company) | | | | | |
|---|---|---|---|---|---|---|
| | Net profit ('000 Baht) | | Weighted number of shares ('000 Shares) | | Earnings per share (Baht) | |
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Basic earnings per share | 7,782,060 | 3,695,963 | 2,937,081 | 2,937,000 | 2.65 | 1.26 |
| The effect of dilutive potential Shares | - | - | 2,677 | - | - | - |
| Diluted earnings per share | 7,782,060 | 3,695,963 | 2,939,758 | 2,937,000 | 2.65 | 1.26 |

4. **Dividends**

At the annual ordinary shareholders' meeting on 29 April 2003, the shareholders approved the declaration of a dividend of 2,937.00 million shares of Baht 0.50 each, totaling Baht 1,468.50 million. Total dividends of Baht 1,466.86 million were paid to the shareholders in May 2003.

At the Board of Directors' meeting on 8 August 2003, the board approved the declaration of an interim dividend for the first half of the year 2003 of 2,937.32 million shares at Baht 0.75 each, totaling Baht 2,202.04 million. The interim dividends were paid to the shareholders in September 2003.

5. **Trade accounts and notes receivable, net**

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| Trade accounts and notes receivable | | | | |
| - Third parties | 1,749.55 | 1,539.67 | 0.91 | 212.15 |
| - Related parties (Note 13) | 432.32 | 246.30 | 24.65 | 4.19 |
| Accrued income | | | | |
| - Third parties | 203.85 | 284.54 | - | 2.04 |
| - Related parties (Note 13) | 13.62 | 193.32 | 3.79 | 20.98 |
| Total trade accounts and notes receivable | 2,399.34 | 2,263.83 | 29.35 | 239.36 |
| Less Allowance for doubtful accounts | (481.97) | (390.16) | (0.91) | (0.91) |
| Total trade accounts and notes receivable, net | 1,917.37 | 1,873.67 | 28.44 | 238.45 |

Outstanding trade accounts and notes receivable from third parties have been aged as follows:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| Current - 3 months | 896.77 | 799.89 | 0.07 | 107.91 |
| Overdue 3 - 6 months | 151.76 | 204.06 | - | 42.00 |
| Overdue 6 - 12 months | 182.15 | 148.32 | - | 32.02 |
| Overdue over 12 months | 518.87 | 387.40 | 0.84 | 30.22 |
| Total | 1,749.55 | 1,539.67 | 0.91 | 212.15 |
| Less Allowance for doubtful accounts of third parties | (481.97) | (390.16) | (0.91) | (0.91) |
| Total trade accounts and notes receivable-third parties, net | 1,267.58 | 1,149.51 | - | 211.24 |

## 6. Investments in subsidiaries, associates and joint ventures

a) Long-term investments in subsidiaries, associates and joint ventures as at 30 September 2003 and 31 December 2002 comprise:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| Investments in subsidiaries | - | - | 6,751.97 | 6,102.92 |
| Investments in associates | 24,519.58 | 23,481.84 | 24,546.15 | 22,735.83 |
| Investments in joint ventures | - | - | 47.69 | 107.54 |
| Total long-term investments | 24,519.58 | 23,481.84 | 31,345.81 | 28,946.29 |

b) Movements in investment in subsidiaries, associates and joint ventures for the nine-month period ended 30 September 2003 comprise:

| | Consolidated Baht Million | Company Baht Million |
|---|---|---|
| **Transactions during the nine-month period ended 30 September 2003** | | |
| Opening net book value | 23,481.84 | 28,946.29 |
| Additions | 2.26 | 790.10 |
| Change from associate to joint venture (note 1) | (777.80) | - |
| Share of net results from investments | 6,266.88 | 6,231.24 |
| Dividend received from subsidiaries and an associate | (4,486.17) | (4,641.12) |
| Gain on dilution (note 6 e) | 32.57 | 75.33 |
| Foreign currency translation adjustment | - | (56.03) |
| Closing net book value | 24,519.58 | 31,345.81 |

## 6. Investments in subsidiaries, associates and joint ventures (continued)

c) The nature of investments in subsidiaries, associate and joint ventures can be summarised as follows:

| Name | Business | Country | Currency |
|---|---|---|---|
| **Subsidiaries** | | | |
| Shin Satellite Public Company Limited and its Group | Operating and administering communication satellite projects and rendering transponder services for domestic and international communications | Thailand | Baht |
| ITV Public Company Limited and its subsidiary | Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events | Thailand | Baht |
| AD Venture Company Limited and its Group | Internet business | Thailand | Baht |
| I.T. Applications and Services Company Limited and its subsidiary | Computer services | Thailand | Baht |
| SC Matchbox Company Limited | Providing advertising services and production of advertising spots for radio and television broadcasts | Thailand | Baht |
| Merry International Investments Corporations | Investment company | Mauritius | US Dollars |
| **Associate** | | | |
| Advanced Info Service Public Company Limited | Operates a 900 MHz cellular telephone system under a concession from the TOT Corporation Public Company Limited | Thailand | Baht |
| **Joint ventures** | | | |
| Teleinfo Media Company Limited | Publication of telephone directories under a concession agreement from the TOT Corporation Public Company Limited | Thailand | Baht |
| Lao Telecommunications Company Limited | Operating a telecommunications network in Laos | Laos | Kip |

6. **Investments in subsidiaries, associates and joint ventures (continued)**

d) Carrying value of investments in subsidiaries, associates and joint venture

| | Consolidated – 30 September 2003 (Baht Million) | | | | | |
|---|---|---|---|---|---|---|
| | Paid-up capital | Investment portion (%) (including indirect portion) | Cost | Accumulated share of net results of investments | Equity | Dividend |
| **Associates** | | | | | | |
| Advanced Info Service Public Company Limited | 2,937.75 | 43.05 | 8,807.46 | 15,707.21 | 24,514.67 | 4,486.17 |
| AD Venture Company Limited's associates | 20.00 | 40.00 | 30.00 | (27.73) | 2.27 | - |
| CS Loxinfo Solutions Company Limited * | 0.05 | 44.99 | 0.05 | 2.59 | 2.64 | - |
| Total investments in associates | | | 8,837.51 | 15,682.07 | 24,519.58 | 4,486.17 |

* Formerly named Loxinfo Link Communications (Thailand) Company Limited.

| | Consolidated – 31 December 2002 (Baht Million) | | | | | |
|---|---|---|---|---|---|---|
| | Paid-up capital | Investment portion (%) (including indirect portion) | Cost | Accumulated share of net results of investments | Equity | Dividend |
| **Associates** | | | | | | |
| Advanced Info Service Public Company Limited | 2,935.00 | 43.09 | 8,807.46 | 13,894.38 | 22,701.84 | 505.48 |
| AD Venture Company Limited's associates | 20.00 | 40.00 | 30.00 | (27.78) | 2.22 | - |
| Lao Telecommunications Company Limited | US$ 96.84M | 49.00 | 1,281.79 | (504.01) | 777.78 | 62.70 |
| Total investments in associates | | | 10,119.25 | 13,362.59 | 23,481.84 | 568.18 |

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
SHIN CORPORATION PUBLIC COMPANY LIMITED

**6. Investments in subsidiaries, associates and joint ventures (continued)**

| | Company – 30 September 2003 (Baht Million) | | | | | |
|---|---|---|---|---|---|---|
| | **Paid-up capital** | **Investment portion (%) (including indirect portion)** | **Cost** | **Accumulated share of net results of investments** | **Equity** | **Dividend** |
| **Subsidiaries** | | | | | | |
| Shin Satellite Public Company Limited | 4,375.00 | 51.53 | 3,612.98 | 674.36 | 4,287.34 | - |
| ITV Public Company Limited | 6,000.00 | 53.22 | 3,297.26 | (1,121.50) | 2,175.76 | - |
| AD Venture Company Limited | 550.00 | 90.91 | 500.00 | (387.57) | 112.43 | - |
| I.T. Applications and Services Company Limited | 10.00 | 99.99 | 10.00 | 25.07 | 35.07 | 5.00 |
| SC Matchbox Company Limited | 9.00 | 99.96 | 71.97 | 93.95 | 165.92 | 149.94 |
| Merry International Investments Corporations | US$ 1.00 | 100.00 | - | (24.55) | (24.55) | - |
| Total investments in subsidiaries | | | 7,492.21 | (740.24) | 6,751.97 | 154.94 |
| **Associate** | | | | | | |
| Advanced Info Service Public Company Limited | 2,937.75 | 43.05 | 8,807.46 | 15,738.69 | 24,546.15 | 4,486.17 |
| Total investment in an associate | | | 8,807.46 | 15,738.69 | 24,546.15 | 4,486.17 |
| **Joint venture** | | | | | | |
| Teleinfo Media Company Limited | 694.14 | 38.25 | 875.60 | (827.91) | 47.69 | - |
| Total investment in joint venture | | | 875.60 | (827.91) | 47.69 | - |

| | Company – 31 December 2002 (Baht Million) | | | | | |
|---|---|---|---|---|---|---|
| | **Paid-up capital** | **Investment portion (%) (including indirect portion)** | **Cost** | **Accumulated share of net results of investments** | **Equity** | **Dividend** |
| **Subsidiaries** | | | | | | |
| Shin Satellite Public Company Limited | 4,375.00 | 51.53 | 2,068.58 | 1,059.40 | 3,127.98 | - |
| ITV Public Company Limited | 5,750.00 | 55.53 | 3,297.26 | (784.57) | 2,512.69 | - |
| AD Venture Company Limited | 550.00 | 90.91 | 500.00 | (334.63) | 165.37 | - |
| I.T. Applications and Services Company Limited | 10.00 | 99.99 | 10.00 | 20.41 | 30.41 | 5.00 |
| SC Matchbox Company Limited | 9.00 | 99.96 | 71.97 | 190.71 | 262.68 | 119.95 |
| Merry International Investments Corporations | US$ 1.00 | 100.00 | - | 3.79 | 3.79 | - |
| Total investments in subsidiaries | | | 5,947.81 | 155.11 | 6,102.92 | 124.95 |
| **Associate** | | | | | | |
| Advanced Info Service Public Company Limited | 2,935.00 | 43.09 | 8,807.46 | 13,928.37 | 22,735.83 | 505.48 |
| Total investment in an associate | | | 8,807.46 | 13,928.37 | 22,735.83 | 505.48 |
| **Joint venture** | | | | | | |
| Teleinfo Media Company Limited | 694.14 | 38.25 | 875.60 | (768.06) | 107.54 | - |

**6. Investments in subsidiaries, associates and joint ventures (continued)**

e) Significant movements in investments during the three-month period ended 30 September 2003

**AD venture Company Limited Group (ADV)**

ArcCyber group, a joint venture of AD Venture Company Limited has a plan to cease its operation by the end of 2003.

**Advanced Info Service Public Company Limited (ADVANC)**

In the three-month period ended 30 September 2003, 2.63 million warrants of ADVANC were exercised to 2.63 million ordinary shares (1 warrant : 1 ordinary share) at the price of Baht 48.00 each. Due to this exercise, ADVANC increased its total issued and paid up share capital from Baht 2,935.12 million to Baht 2,937.75 million. Consequently, the investment of the Company in ADVANC was diluted from 43.09% to 43.05%. The gain on dilution amounting to Baht 32.57 million has been recognised as other income in the nine-month period ended 30 September 2003. (Note 11)

**ITV Public Company Limited (ITV)**

On 2 September 2003, ITV increased its issued and paid up ordinary shares from Baht 5,750.00 million to Baht 6,000.00 million according to an exercise of 25 million warrants to 50 million shares (1 warrant : 2 ordinary shares) at Baht 5.00 each. Thus, the Company's investment in ITV diluted from 55.53% to 53.22%. The gain on dilution amounting to Baht 42.76 million has been recognised as other income in the nine-month period ended 30 September 2003. (Note 11)

**Shin Satellite Public Company Limited (SATTEL)**

In August 2003, the Company acquired 63.16 million ordinary shares of SATTEL from Merry International Investments Corporations (Merry), 100% owned by the Company, resulted in an increase in investment in SATTEL of Baht 790.10 million (selling price of Baht 1,544.40 million, net of an unrealised gain on sale of investment). This transaction did not affect the percentage of the Company's shareholding in SATTEL as it only resulted in a direct holding by the Company at 51.53% of paid up capital of SATTEL.

On 25 July 2003, Loxinfo Link Communications (Thailand) Company Limited, an associate of SATTEL, changed its name to CS Loxinfo Solutions Company Limited.

## 7. Capital expenditure and commitments

| | Consolidated (Baht Million) | | | |
|---|---|---|---|---|
| | Property and equipment | Property and equipment under concession agreements | Goodwill | Intangible assets |
| **Transactions during the nine-month period ended 30 September 2003** | | | | |
| Opening net book value | 11,905.42 | 7,764.71 | 1,659.73 | 339.08 |
| Additions | 5,102.13 | 99.16 | - | 41.03 |
| Increase from acquisition of a subsidiary, net | 169.96 | 46.59 | 106.85 | 50.04 |
| Change from associate to joint venture, net | 573.97 | - | - | - |
| Decreased from dilution of interest in subsidiary | - | - | (60.02) | - |
| Write-off, net | (7.88) | (2.70) | (42.32) | - |
| Disposals, net | (15.19) | - | - | - |
| Reclassified, net | - | 123.25 | 1.17 | (123.25) |
| Transferred, net | (15.73) | (0.26) | - | (20.27) |
| Depreciation/amortisation charge | (438.30) | (731.46) | (80.28) | (69.90) |
| Foreign currency translation adjustment | (196.17) | - | - | (4.09) |
| Closing net book value | 17,078.21 | 7,299.29 | 1,585.13 | 212.64 |
| **As at 30 September 2003** | | | | |
| Cost | 19,453.45 | 14,384.95 | 1,866.39 | 756.34 |
| Less Accumulated depreciation/ amortisation | (2,356.52) | (7,085.66) | (281.26) | (543.70) |
| Less Provision for impairment | (18.72) | - | - | - |
| Net book value | 17,078.21 | 7,299.29 | 1,585.13 | 212.64 |

As at 30 September 2003, consolidated property and equipment included a subsidiary' s construction in progress of Baht 12,961 million relating to the iPSTAR project, of which an amount of Baht 7,363.68 million of the constructions in progress is related to iPSTAR-1. The iPSTAR project will be fully operational with the launch of iPSTAR -1 in 2004. According to the concession agreement entered into with the Ministry of Information, Communication and Technology, the subsidiary must transfer its ownership of iPSTAR Satellite to the Ministry of Information, Communication and Technology on the date that of construction and installation is completed.

Borrowing costs of Baht 491 million arising on financing specifically entered into for assets under construction, were capitalised during the period (for the year 2002: Baht 356 million).

In the first quarter of 2003, the subsidiary has concluded its investigation into whether the carrying value of ThaiCom 3 has suffered impairment as a result of the power supply system failure. This investigation concluded that the current carrying value continues to be appropriate as the recoverable value in use is higher.

Property and equipment includes property and equipment under concession agreements of a subsidiary,Cambodia Shinawatra Company Limited, of approximately Baht 2,150 million. According to the concession agreement, the subsidiary must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the concession agreement, on 4 March 2028.

SHIN CORPORATION
บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ... PUBLIC COMPANY LIMITED

## 7. Capital expenditure and commitments (continued)

On 29 January 2003, a subsidiary experienced the effects of disturbances in Phnom Penh, Cambodia. Its building was damaged and some personal computers were stolen (the net book value of all property, plant and equipment in the building as of September 2003 was approximately USD 0.6 million). However, the operation has continued as normal as there was no damage to any control centre or transmission equipment. The subsidiary is now claiming compensation from the Cambodian Government for these damages. These financial statements do not take into account any costs or damages claims related to the Cambodia incident.

| | Company (Baht Million) | |
|---|---|---|
| | **Property and equipment** | **Intangible assets** |
| **Transaction during the nine-month period ended 30 September 2003** | | |
| Opening net book value | 55.87 | 40.61 |
| Additions | 17.16 | - |
| Disposals, net | (0.02) | - |
| Write-offs, net | (1.00) | - |
| Depreciation/amortisation charge | (17.90) | (7.41) |
| Closing net book value | 54.11 | 33.20 |
| **As at 30 September 2003** | | |
| Cost | 477.95 | 60.36 |
| Less Accumulated depreciation/amortisation | (423.84) | (27.16) |
| Net book value | 54.11 | 33.20 |

### Capital expenditure commitments

The Group' s capital expenditure contracted as at 30 September 2003 and 31 December 2002 but not recognised in the consolidated financial statements (Company: nil) is as follows:

Property and equipment and property and equipment under concession agreements

| | Consolidated | |
|---|---|---|
| | **30 September 2003 Unit: Million** | **31 December 2002 Unit: Million** |
| US Dollars | 101.26 | 158.46 |
| Norwegian Kroner | 7.22 | 10.75 |
| Baht | - | 2.85 |

## 8. Borrowings

| | Consolidated | | Company | |
|---|---|---|---|---|
| | **30 September 2003 Baht Million** | **31 December 2002 Baht Million** | **30 September 2003 Baht Million** | **31 December 2002 Baht Million** |
| Current portion of long term borrowings | 2,105.96 | 3,284.47 | 11.63 | 11.46 |
| Long term borrowings | 15,828.48 | 11,509.75 | 3,193.85 | 3,186.27 |
| Total borrowings | 17,934.44 | 14,794.22 | 3,205.48 | 3,197.73 |

**8. Borrowings (continued)**

The movements in the borrowings can be analysed as follows:

| | Consolidated Baht Million | Company Baht Million |
|---|---|---|
| **For the nine-month period ended 30 September 2003** | | |
| Opening balance | 14,794.22 | 3,197.73 |
| Additions | 8,900.18 | - |
| Increase from acquisition of a subsidiary | 72.10 | - |
| Repayments | (5,023.98) | (6.08) |
| Amortisation of discount/deferred debt issue costs | 38.39 | 13.83 |
| Foreign currency translation adjustment | (846.47) | - |
| Closing balance | 17,934.44 | 3,205.48 |

Following the issue of unsubordinated and unsecured debentures in May 2002, the Company has to comply with the conditions in the debenture agreement concerning maintaining a certain ratio, dividend payment policy, guarantee, sales or transfer of assets, and maintaining interest in certain subsidiaries and associates.

**9. Provision for liabilities and charges**

| | Consolidated and Company Baht Million |
|---|---|
| **For the nine-month period ended 30 September 2003** | |
| Opening net book value | 1,725.96 |
| Exchange rate adjustment | (47.28) |
| Reversed to other income (note 11) | (1,548.69) |
| Reclassified to other current liability | (129.99) |
| Closing net book value | - |

The provision for liabilities and charges was a provision for a loan guarantee related to a guarantee issued by a former subsidiary to a certain third party. In 1999, the Company sold that subsidiary to a third party. However, the Company was not released from its obligation under the corporate guarantee it had issued.

In the second quarter of 2003, the Company, the former subsidiary and the third party negotiated and agreed to settle the liability of the former subsidiary and the obligations under the loan guarantee of the Company by repaying a certain amount to the third party in order to immediately discharge and release any and all claims. The Company, under the current corporate guarantee, paid an amount of USD 3.1 million (or Baht 129.99 million) on behalf of the former subsidiary, the said amount was paid in July 2003. The Company reversed the remaining provision for loan guarantee amounting to Baht 1,548.69 million, to other income in the second quarter of 2003. As a result of the aforementioned settlement agreement, the Company no longer has any obligations under the corporate guarantee.

## 10. Share capital, premium and warrants

### Share capital and premium

Movement of share capital is as follow:-

| | For the nine-month period ended 30 September 2003 | | | | |
|---|---|---|---|---|---|
| | Authorised | Issued and fully paid up shares | | | |
| | number of shares Million shares | Number of shares Million shares | Ordinary shares Baht Million | Share premium Baht Million | Total Baht Million |
| Opening balance | 5,000.00 | 2,937.00 | 2,937.00 | 4,837.50 | 7,774.50 |
| Issue of shares | - | 0.44 | 0.44 | 7.45 | 7.89 |
| Closing balance | 5,000.00 | 2,937.44 | 2,937.44 | 4,844.95 | 7,782.39 |

During the third quarter of 2003, the Company registered the issued and paid-up shares capital in order to support 443,200 units of warrants issued to directors and employees (ESOP) which were exercised to ordinary shares of 443,200 shares at Baht 17.80 (1 warrant : 1 ordinary share). Consequently, the issued and paid-up shares capital increased from Baht 2,937.00 million to Baht 2,937.44 million and share premium increased from Baht 4,837.50 million to Baht 4,844.95 million.

### Warrants

Movement of warrants is as follows:

| | For the nine-month period ended 30 September 2003 ('000 units) | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | ESOP – Grant I | | | ESOP – Grant II | | | Shin-W1 | Total |
| | Director | Employee | Total | Director | Employee | Total | | |
| Opening balance | 18,593.30 | 10,406.70 | 29,000.00 | - | - | - | 200,000.00 | 229,000.00 |
| Granted | - | - | - | 11,528.20 | 6,555.50 | 18,083.70 | - | 18,083.70 |
| Exercised | (300.00) | (143.20) | (443.20) | - | - | - | - | (443.20) |
| Closing balance | 18,293.30 | 10,263.50 | 28,556.80 | 11,528.20 | 6,555.50 | 18,083.70 | 200,000.00 | 246,640.50 |

The exercised units in the above table does not include additional warrants of 1.04 million units which were exercised by the end of September 2003. This is because the Company registered additional share capital to support such exercise after the balance sheet date (note 17).

**a) Warrants issued and offered to directors and employees (ESOP)**

The Company issued and offered 2 grants of warrants to directors and employees which are in registered form and non-transferred. The terms of the warrants do not exceed 5 years and there is no offer price. The exercise ratio is 1 unit of warrant to 1 ordinary share as detailed below:

| | Issued date | Issued units (Million) | Percentage* | Exercise price (Baht/unit) | Exercise period First | Exercise period Last |
|---|---|---|---|---|---|---|
| ESOP – Grant I | 26 March 2002 | 29.00 | 0.99 | 17.80 | 27 March 2003 | 26 March 2007 |
| ESOP – Grant II | 30 May 2003 | 18.08 | 0.61 | 13.67 | 31 May 2004 | 30 April 2008 |

* Percentage of the Company's total paid-up share capital (before dilution).

**b) Warrants issued and offered to public (Shin-W1)**

In May 2002, the Company issued and offered 200 million units of warrants of Baht 3.10 each to purchase newly issued ordinary shares of the Company. The warrants are in registered names and transferable with a maturity period of 5 years from the issue date. The exercise ratio is 1 unit of warrant to 1 ordinary share and the exercise price is Baht 20.50 each. The exercise period is every three months from the issue date. The first exercise date was

## 11. Other income

Other income for the three-month periods ended 30 September 2003 and 2002 comprised:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| Interest income | 13.34 | 14.71 | 16.21 | 13.95 |
| Gain on deemed disposal of interest on dilution of investment in subsidiary and associate (note 6 e) | 75.33 | - | 75.33 | - |
| Others | 56.99 | 197.49 | - | 0.12 |
| | 145.66 | 212.20 | 91.54 | 14.07 |

Other income for the nine-month periods ended 30 September 2003 and 2002 comprised:

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| Interest income | 32.95 | 35.47 | 37.76 | 28.29 |
| Gain on sale of investment | - | 24.15 | - | 24.15 |
| Gain on deemed disposal of interest on dilution of investment in subsidiaries and associate (note 6 e) | 81.72 | 283.28 | 75.33 | 283.28 |
| Reversal of provision for liabilities and charges (note 9) | 1,548.69 | - | 1,548.69 | - |
| Others | 166.43 | 248.18 | 42.23 | 3.36 |
| | 1,829.79 | 591.08 | 1,704.01 | 339.08 |

## 12. Cash flows from operating activities

Reconciliation of net income to cash flows from operating activities for the nine-month periods ended 30 September 2003 and 2002:

| | Notes | Consolidated 30 September 2003 Baht'000 | Consolidated 30 September 2002 Baht'000 | Company 30 September 2003 Baht'000 | Company 30 September 2002 Baht'000 |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Net income for the period | | 7,782,060 | 3,695,963 | 7,782,060 | 3,695,963 |
| **Adjustment for :** | | | | | |
| Depreciation charges | 7 | 438,298 | 298,696 | 17,898 | 19,337 |
| Amortisation charges | 7 | 881,646 | 881,627 | 7,416 | 6,242 |
| Gains on sales of investments | 11 | - | (24,154) | - | (24,154) |
| Share of net result of investments from subsidiaries, joint ventures and associates | 6 | (6,266,879) | (3,438,219) | (6,231,244) | (3,491,976) |
| Gain on deemed disposal of interest on dilution of investments in subsidiaries | 11 | (81,724) | (283,279) | (75,329) | (283,279) |
| Reversal of provision for liabilities and charges | 9 | (1,548,693) | - | (1,548,693) | - |
| Unrealised (gain) loss on exchange rate | | (108,328) | 66,344 | (97) | 7,875 |
| Realised gain on exchange rate | | (72,720) | (160,883) | (42,021) | (128) |
| Allowance for doubtful accounts | | 45,712 | 80,711 | - | - |
| Share of net result in subsidiaries to minority interests | | 176,440 | 348,974 | - | - |
| Others | | 183,604 | (89,510) | 17,743 | 44,995 |
| **Changes in operating assets and liabilities** | | | | | |
| - trade accounts and notes receivable | | 122,478 | (312,343) | 210,001 | 229,376 |
| - inventories | | (212,056) | (91,221) | - | 3,426 |
| - other current assets | | 95,591 | (102,868) | (7,074) | 56,772 |
| - other assets | | 1,893 | (48,183) | 85 | (812) |
| - trade accounts and notes payable | | (15,879) | (104,688) | (6,394) | (67,145) |
| - accrued concession fee | | (179,938) | (269,921) | - | - |
| - other current liabilities | | (221,131) | 35,490 | 33,863 | (120,892) |
| - accrued long-term interest | | 126,278 | 57,600 | 126,278 | 57,600 |
| - other liabilities | | (34,730) | (86,978) | 1,004 | (5,876) |
| **Net cash flows from operating activities** | | 1,111,922 | 453,158 | 285,496 | 127,324 |

## 13 Related party transactions

The principal shareholder of the Company is the Shinawatra family. Transactions related to companies in which Shinawatra family members are principal shareholders or directors are recognised as related parties transactions with the Company.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees which are included in consulting and management service fees are charged as a percentage of transaction amounts. Transactions of work in progress between a subsidiary and related parties were carried out based on hourly rates plus reimbursement of actual expenses.

The Group has transactions with related parties for the three-month periods ended 30 September 2003 and 2002 as follows:

### a) Sales of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| **Service income** | | | | |
| **Subsidiaries** | | | | |
| Consulting and management service | - | - | 19.24 | 19.26 |
| Interest income | - | - | 7.01 | 2.91 |
| | - | - | 26.25 | 22.17 |
| **Associates** | | | | |
| Consulting and management service | 54.07 | 56.97 | 54.07 | 56.99 |
| Computer service income | 22.52 | 21.54 | - | - |
| Advertising income (Gross 2003: Baht 571.17 million 2002: Baht 539.29 million) | 224.28 | 217.68 | - | - |
| Rental | 23.88 | 9.49 | - | - |
| Dividend received | 2,527.42 | - | 2,527.42 | - |
| | 2,852.17 | 305.68 | 2,581.49 | 56.99 |
| **Joint ventures** | | | | |
| Consulting and management service | 0.58 | 0.32 | 0.94 | 0.51 |
| Rental and advertising income | 5.44 | 0.80 | - | - |
| | 6.02 | 1.12 | 0.94 | 0.51 |
| **Related parties** | | | | |
| Computer service income and others | 1.77 | 1.86 | 0.09 | - |
| Advertising income | 2.00 | - | - | - |
| | 3.77 | 1.86 | 0.09 | - |

## 13. Related party transactions (continued)

### b) Purchases of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| **Service expenses, rental and others** | | | | |
| **Subsidiaries** | | | | |
| Computer and management services | - | - | 2.56 | 1.62 |
| Rental and advertising expense | - | - | 4.33 | 2.94 |
| Purchase of investment | - | - | 1,544.40 | - |
| | - | - | 1,551.29 | 4.56 |
| **Associates** | | | | |
| Rental and other expenses | 24.25 | 24.75 | 0.11 | 0.08 |
| **Joint ventures** | | | | |
| Advertising expenses | - | 0.09 | - | 0.12 |
| **Related parties** | | | | |
| Rental and other expenses | 34.37 | 16.84 | 6.11 | 5.92 |
| Payment for work in progress | 15.52 | 79.80 | - | - |
| | 49.89 | 96.64 | 6.11 | 5.92 |
| **Major shareholders** | | | | |
| Dividend paid | 1,115.80 | - | 1,115.80 | - |
| **Directors** | | | | |
| Dividend paid | 0.32 | - | 0.32 | - |

## 13. Related party transactions (continued)

The Group has transactions with related parties for the nine-month periods ended 30 September 2003 and 2002 as follows:

### c) Sales of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| **Service income** | | | | |
| **Subsidiaries** | | | | |
| Consulting and management services | - | - | 58.49 | 46.68 |
| Interest income | - | - | 14.08 | 8.23 |
| Dividend received | - | - | 154.94 | 124.95 |
| | - | - | 227.51 | 179.86 |
| **Associates** | | | | |
| Consulting and management service | 170.35 | 184.38 | 170.36 | 184.38 |
| Computer service income | 62.02 | 61.39 | - | - |
| Advertising income (Gross 2003:Baht 1,287.07million 2002:Baht 1,604.16 million) | 458.80 | 530.39 | - | - |
| Rental | 69.46 | 66.60 | - | - |
| Sale of equipment | 19.47 | - | - | - |
| Dividend received | 4,486.17 | 505.48 | 4,486.17 | 505.48 |
| | 5,266.27 | 1,348.24 | 4,656.53 | 689.86 |
| **Joint ventures** | | | | |
| Consulting and management services | 0.93 | 0.72 | 1.50 | 1.24 |
| Rental and advertising income | 10.84 | 2.32 | - | - |
| | 11.77 | 3.04 | 1.50 | 1.24 |
| **Related parties** | | | | |
| Computer service income and others | 6.00 | 4.98 | 0.27 | 0.09 |
| Advertising income | 2.93 | - | - | - |
| | 8.93 | 4.98 | 0.27 | 0.09 |

## 13. Related party transactions (continued)

### d) Purchases of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 30 September 2002 Baht Million | 30 September 2003 Baht Million | 30 September 2002 Baht Million |
| **Service expenses, rental and others** | | | | |
| **Subsidiaries** | | | | |
| Computer and management services | - | - | 5.81 | 5.25 |
| Rental and advertising expenses | - | - | 35.57 | 10.82 |
| Purchase of investment | - | - | 1,544.40 | - |
| | - | - | 1,585.78 | 16.07 |
| **Associates** | | | | |
| Rental and other expenses | 83.78 | 87.81 | 0.55 | 0.40 |
| **Joint ventures** | | | | |
| Advertising expenses | 0.07 | 0.19 | - | 0.18 |
| **Related parties** | | | | |
| Rental and other expenses | 107.28 | 51.12 | 18.13 | 17.82 |
| Payment for work in progress | 41.85 | 191.25 | - | - |
| | 149.13 | 242.37 | 18.13 | 17.82 |
| **Major shareholders** | | | | |
| Dividend paid | 1,859.67 | - | 1,859.67 | - |
| **Directors** | | | | |
| Dividend paid | 0.38 | - | 0.38 | - |

SHIN CORPORATION

13. Related party transactions (continued)

e) Outstanding balance arising from sales/purchases of goods and services

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| **Trade accounts receivable - related parties** | | | | |
| Subsidiaries | - | - | 24.65 | 4.19 |
| Associates | 430.59 | 243.64 | - | - |
| Joint ventures | 0.69 | 0.45 | - | - |
| Related parties | 1.04 | 2.21 | - | - |
| **Total trade accounts receivable - related parties** | 432.32 | 246.30 | 24.65 | 4.19 |
| **Accrued income - related parties** | | | | |
| Subsidiaries | - | - | 1.01 | 16.93 |
| Associates | 13.00 | 193.26 | 2.12 | 3.95 |
| Joint ventures | 0.55 | 0.06 | 0.66 | 0.10 |
| Related parties | 0.07 | - | - | - |
| **Total accrued income - related parties** | 13.62 | 193.32 | 3.79 | 20.98 |
| **Trade accounts payable - related parties** | | | | |
| Subsidiaries | - | - | 0.08 | 1.05 |
| Associates | 30.77 | 14.42 | - | 0.05 |
| Joint ventures | - | 0.05 | - | - |
| Related parties | 16.09 | 4.48 | 1.25 | 0.67 |
| **Total trade accounts payable - related parties** | 46.86 | 18.95 | 1.33 | 1.77 |

f) Amounts due from, advances and loans to related parties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| **Amounts due from and advances to related parties** | | | | |
| Subsidiaries | - | - | 0.07 | 779.36 |
| Associates | 0.07 | 48.69 | 0.06 | 0.20 |
| Joint ventures | 5.14 | 0.01 | 0.02 | 0.01 |
| Related parties | - | 9.24 | - | 0.06 |
| **Total amounts due from and advances to related parties** | 5.21 | 57.94 | 0.15 | 779.63 |
| **Loans to related party** | | | | |
| Current portion - Subsidiary | - | - | - | 71.46 |
| **Total loans to related party** | - | - | - | 71.46 |
| **Total amounts due from, advances and loans to related parties** | 5.21 | 57.94 | 0.15 | 851.09 |

**Long-term loans to related party**

## 13. Related party transactions (continued)

Movement of loans to related party is as follows:

| | Company Baht Million |
|---|---|
| **For the nine-month period ended 30 September 2003** | |
| Opening balance | 142.91 |
| Repayment | (142.91) |
| Closing balance | - |

### g) Amount due to and loans from related parties

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| **Amount due to and loan from related parties** | | | | |
| Subsidiaries | - | - | 0.68 | 0.61 |
| Associates | 1.48 | 1.47 | - | - |
| Joint ventures | - | 0.90 | - | - |
| Related parties | 0.51 | 1.26 | - | - |
| **Total amount due to and loan from related parties** | 1.99 | 3.63 | 0.68 | 0.61 |

### h) Other assets

| | Consolidated | | Company | |
|---|---|---|---|---|
| | 30 September 2003 Baht Million | 31 December 2002 Baht Million | 30 September 2003 Baht Million | 31 December 2002 Baht Million |
| **Customer deposits** | | | | |
| Associates | 3.65 | 4.09 | - | - |
| Related parties | 22.57 | 14.35 | 5.84 | 6.83 |
| **Total other assets** | 26.22 | 18.44 | 5.84 | 6.83 |

### i) Warrants granted to directors (Note 10)

### j) Special Reward Program

Certain subsidiaries, associates and joint ventures granted the right to receive a special reward ("Special Reward Program") to eligible directors and employees of the companies. The rights will be granted once a year for 5 consecutive years (commencing from the year 2002). The rights may be exercised after the first year of the granted date but do not exceed 3 years. The calculation of the Special Reward Program is based on the improvement in operational performance of such subsidiaries, associates and joint venture between the date the rights were exercised and the date the rights were granted. However, the reward may not exceed each person's budget. The first grant of the Special Reward Program to directors of the Company is 3.3 million units.

In the second quarter of 2003, the Company' s directors exercised their rights of 1.1 million units. Additionally, certain subsidiaries, associates and joint ventures granted the second Special Reward Program at 0.5 million units. As at 30 September 2003, the outstanding rights of the Company' s directors are 2.7 million units.

## 13. Related party transactions (continued)

### k) Comfort letters

The Company and a subsidiary have issued letters of comfort to banks to support credits obtained by subsidiaries and joint ventures in the amount of Baht 539.70 million and US$ 0.60 million (31 December 2002: Baht 219.72 million and US$ 23.65 million). Under the terms of the comfort letters, the Company and subsidiary must hold its interests in the subsidiaries and joint ventures and cannot pledge any of its shares until the loans have been fully repaid.

### l) Other agreements with related parties

Significant other agreements with related parties as at 30 September 2003 and 31 December 2002 are as follows:

1. As at 30 September 2003, a subsidiary company had a contingent liability for a long-term loan, guaranteeing its own subsidiary an amount of Baht 806.68 million (31 December 2002: Baht 827.71 million).

2. Certain subsidiaries, associates and joint ventures have entered into agreements with the Company, which is committed to provide consulting and management services and other central services for periods of 1 year with options to renew. The subsidiaries, associates and joint venture are committed to pay the Company for services with respect to the agreements amounting to approximately Baht 20.66 million per month (2002: Baht 20.98 million per month).

## 14. Contingencies

As at 30 September 2003, the Group had commitments with banks, with respect to letters of guarantee for satellite space segment leasing, customs duties, electricity usage, and other transactions in the ordinary course of business in the amount of Baht 326.30 million (31 December 2002: Baht 383.60 million) on a consolidated basis and Baht 100.69 million (31 December 2002: Baht 144.18 million) on a Company basis.

A subsidiary is a defendant in various legal actions concerning launching news. In the opinion of the subsidiary's directors, after taking appropriate legal advice, the outcome of such actions is not expected to give rise to any significant loss and no provisions or accruals in respect of such legal actions have been raised in these interim financial statements.

The Income Tax Authority of India raised an assessment against a subsidiary and was in the process of investigation for withholding tax for the periods from 1 April 1996 to 31 March 1997 and from 1 April 1998 to 31 March 2002. In the first quarter of 2003, the subsidiary had paid an amount of Rupee 100 million (approximately Baht 94 million) for the tax assessment, which is presented as other current assets in the consolidated balance sheets. If, the Commissioner in India passes a favourable order holding that the subsidiary is not taxable, it would be eligible to receive the entire amount as a refund together with interest. Currently, the subsidiary is in the process of filing appeals against the order with the Commissioner of Income Tax (Appeals). The tax consultant in India engaged by the subsidiary has advised that this assessment would have no material adverse impact to the subsidiary.

The Income Tax Authority of Cambodia raised an assessment against a subsidiary for corporate income tax for the period from 1995 to 2000 except 1996 amounting to USD 5 million (approximately Baht 215 million). The subsidiary is in the process of filing appeals with the Secretary of State, Ministry of Economy and Finance on the reasonable basis that a subsidiary had operation results of a loss and had sufficient loss carried forward as a tax deduction for the period. On 5 May 2003, the Secretary of State, Ministry of Economy and Finance issued a letter in respect of setting up a working team (audit team) comprising the Audit Department of the Ministry of Economy and Finance, representatives from the Ministry of Post and Telecommunications and the Tax Department to review the tax assessment. Provision has not been made in these consolidated financial statements because the new assessment has not been finished. Management is of the opinion that the outcome of the tax assessment will not have a material adverse impact to the subsidiary.

## 14. Contingencies (continued)

Lao Telecommunications Company Limited (LTC) entered into a loan agreement with the Ministry of Finance ("MoF") of the Lao People's Democratic Republic on 9 June 2000 for DM 9 million for the procurement and installation of a rural telecommunications network, and consulting services. However, LTC has not recognised either the loan or the associated assets because it has received confirmation from the MoF that the loan is no longer repayable by LTC. Under the confirmation from the MoF, MoF owns the network assets and LTC is the operator. In addition, LTC will pay 85% of the revenues of the rural telecommunication network to the MoF in return for LTC operating the rural telecommunications network. The balance of 15% will be retained by LTC to cover operating and maintenance costs of the project for the year.

## 15. Filing under Chapter 11 of US Bankruptcy of Space System/Loral, Inc.

On 15 July 2003, Loral Space and Communications Ltd., the parent company of Space Systems/Loral Inc., (SS/L), the principal contractors, which provides an iPSTAR-1 satellite construction to Shin Satellite Public Company Limited (SATTEL), filed under Chapter 11 of the US Bankruptcy Code. As at 30 September 2003, SATTEL had outstanding commitments under its agreement with SS/L of USD 34.3 million. At present, SATTEL is in the process of assessing the impact of this event.

## 16. Presentation of comparative information

The comparative figures have been amended to conform with reclassification in the financial statement for the current period.

## 17. Subsequent event

### Increase in the share capital of the Company

At the end of September 2003, the 1.04 million units of warrants issued to directors and employees (ESOP) were exercised to 1.04 million ordinary shares at Baht 17.80 each. The Company registered the increased share capital with the Ministry of Commerce on 3 October 2003. Thus, the total issued and paid up share capital of the Company increased from Baht 2,937.44 million to Baht 2,938.48 million and share premium increased from Baht 4,844.95 million to Baht 4,862.35 million.

### Investment in AirAsia Aviation Company Limited

On 10 November 2003, the Board of Directors agreed to acquire an investment in AirAsia Aviation Company Limited, which operates a low cost Airline, of an amount not exceeding Baht 250 million. The Company will hold this investment at not less than 50% of issued and paid-up share capital.

### Subsidiaries' subsequent events

a) **Change in investment**

At the extraordinary shareholders' meetings of CS Loxinfo Company Limited ("CSL") on 30 April 2003, the shareholders passed a resolution to approve the disposal of the investment in C.S. Satellite Phone Company Limited ("CSP") of 39,999,993 ordinary shares at Baht 1.74 each, for the total price of Baht 69.67 million, representing 80% share capital of CSP to Shin Broadband Internet (Thailand) Company Limited. On 28 October 2003, the update official shareholders registration was registered with the Ministry of Commerce.

b) **Increment in paid-up share capital of iPSTAR Company Limited**

On 10 and 17 October 2003, a subsidiary made a payment of USD 1.98 million to iPSTAR Company Limited for increase in its paid-up share capital of 198,000,000 shares with a par value of USD 0.01 each.

17. **Subsequent event (continued)**

c) **The payment of obligations to subscribe for share capital of Spacecode LLC**

On 30 April 1999, a subsidiary entered into a Membership Purchase Agreement with Codespace, Inc. to acquire a 70% shareholding in Spacecode LLC (subsidiary of Codespace, Inc.) for the total price of USD 3 million over a period of 3 years. The payment will be made by way of a cash payment of USD 500,000 with the remaining USD 2.5 million to be paid by way of the allotment of 2.5 million shares in iPSTAR Company Limited valued at USD 2.5 million.

On 23 October 2003, a subsidiary entered into a Memorandum of Agreement with Codespace, Inc., iPSTAR Company Limited and Spacecode LLC to revise the payment method of the remaining obligations to subscribe for share capital of Spacecode LLC of USD 2.5 million. The additional payment has been made through a cash payment of USD 270,000 with the balance being paid by way of the allotment of 2.23 million shares at USD 1.0 each in iPSTAR Company Limited valued at USD 2.23 million.

**Increase in the share capital of ADVANC**

At the end of September 2003, the 0.13 million warrants of ADVANC were exercised to 0.13 million ordinary shares at the price of Baht 47.73 each. However, these new ordinary shares will be registered with the Ministry of Commerce on 3 October 2003, as a result, the total issued and paid up share capital of ADVANC will increase from Baht 2,937.75 million to Baht 2,937.88 million. Despite this slight increase, the investment of the Company in ADVANC remains the same at 43.05%.